INTERNATIONAL, INC.

2001 ANNUAL REPORT



INTERNATIONAL, INC

FINANCIAL HIGHLIGHTS

TWELVE MONTHS ENDED DECEMBER 31 *(Dollar amounts in millions, except share data)*	2001	[illegible]	[illegible] (1)
Sales	$ 468.7	$ 513.9	$ 486.2
Operating income from segments	68.6	82.1	70.7
EBITDA (2) before merger and non-recurring costs	78.3	90.6	79.7
Income (loss) from continuing operations before discontinued operations, extraordinary loss and merger and non-recurring costs	(21.8)	(11.7)	9.1
Net income (loss)	(43.6)	10.8	(21.8)
Diluted earnings (loss) per share			
Income from continuing operations before discontinued operations, extraordinary loss and merger and non-recurring costs	(0.71)	(0.38)	0.15
Net income (loss) as reported	(1.42)	0.35	(0.37)
Total assets	444.8	703.9	688.7
Working capital	82.7	191.8	187.5
Total debt	641.0	833.0	816.2
Stockholders' equity (deficit)	(349.9)	(312.2)	(321.7)

(1) On August 19, 1999, the Company completed a merger and recapitalization with an affiliate of Lehman Brothers Merchant Banking Partners II, L.P.

(2) Earnings before interest, taxes, depreciation and amortization.

BUSINESS DESCRIPTION

Blount International, Inc., headquartered in Montgomery, Alabama, is a diversified international company operating in two principal business segments: Outdoor Products and Industrial and Power Equipment. Blount sells its products in more than 100 countries around the world.

BLOUNT

STOCKHOLDER LETTER



Harold E. Layman
President and
Chief Executive Officer

2001 was a year in which we accomplished many positive things for the future of Blount, but in a number of areas we struggled with deteriorating markets and consequently our financial results fell far short of our expectations at the beginning of the year.

We spent 2001 reacting to market problems by focusing on the following areas:

Maintaining our strong market positions and business values in our core businesses;

Sizing our operations to reflect the industry downturns associated with the general economic slowdown globally;

Improving the productivity in our operations;

Reducing our working capital requirements;

Paying down debt, and renegotiating our credit agreements to reflect economic expectations for 2002 and 2003.

Quite simply, we addressed the present issues and prepared our businesses for improved performance in the future. These were the twin directions, in which we made good progress in 2001, even as our markets and the economy turned down during the year.

We made the difficult, but correct, decision last year to sell our Sporting Equipment Group, and completed that process in 2001 with the sale of our entire sporting equipment business to Alliant Techsystems. The funds received in the sale allowed us to reduce our net debt at the end of 2001 by over 30% from the high in midyear 2001. The sale of the Sporting Equipment Group to Alliant Techsystems was not only good for Blount, but was also in the best interest of the Group's employees, and gives Blount a much more stable and predicable asset base by eliminating the volatile seasonality of the Sporting Equipment Group's sales and working capital requirements. A very important result from the sale of SEG is that it allows us to put all of our efforts and resources on growing our Outdoor Products and Industrial and Power Equipment Groups, both businesses in which we have market leadership and the appropriate scale to grow profitably. We will continue to improve our excellent market position and profitability of the Outdoor Products Group through improving manufacturing productivity, more global sourcing, new product introductions and improved customer service. In the case of the Industrial and Power Equipment Group, during 2001 we completed the major part of our manufacturing consolidation activities at the same time as we introduced a number of new products and dealt with a severe industry downturn. While the financial results in 2001 in our Industrial and Power Equipment Group were disappointing to us, our operating management in this Group continued to improve its competitive position through new product introductions, manufacturing improvements, reduced fixed cost base and strengthened distribution, all of which resulted in improved overall operating profitability and asset utilization in the latter half of 2001, showing the success of the improvements.



STOCKHOLDER LETTER

We remain very concerned about how our markets, the global economy and consumer confidence will develop during 2002, all areas that will determine the degree of success from our restructuring efforts in 2001. We expect to continue the historically good financial results in our Outdoor Products Group, but in the Industrial and Power Equipment Group we are simply all dressed up for the party, still waiting for economic improvement to start the music.

During 2001 we had a number of major organization changes at Blount International. John Panettiere retired in mid-2001 after many years as President and then CEO and finally Chairman and CEO. John guided the Company during the 90's as sales almost tripled and profits grew tenfold. Blount is indebted to John for the success during the 90's. Our Board of Directors also changed during the year with John's retirement, the election of Eliot Fried as Chairman, and the addition of William Shutzer to the Board replacing Alan Magdovitz, who did not stand for reelection in 2001. Blount's Board is a dynamic body, providing active council and direction to me and the other senior management of Blount. At the operating and corporate administration levels, Jim Osterman and Dennis Eagan, Group Presidents respectively of the Outdoor Products Group and the Industrial and Power Equipment Group, continued to keep their organizations in leadership positions in their respective businesses as they built on the historic strengths of these operations, and prepared them to succeed regardless of how tough the economic environment. Rodney Blankenship, our CFO, and Dick Irving, our General Counsel, were very instrumental in 2001 in restructuring our credit lines and successfully completing the sale of the Sporting Equipment Group.

We are glad to move into 2002, for while 2001 was a tough year it was a year when major changes were put in place at Blount, and we can look forward to seeing the benefits of these operational improvements in 2002. We are in tough markets but our strategy, our execution, our confidence, and all the hustle of our employees predict continued improvement to our financial performance.

My heartfelt thanks to all of the people at Blount that have worked so hard to further Blount in a positive and enthusiastic manner during the year, and to our shareholders for their continuing support as we progressed from some difficult times in the past two years. Many things were put in perspective for us on September 11, 2001, but our country's acknowledgment of democracy, honor, family and patriotism serve as a reminder of what is important to our total success.

We are confident that the reductions in our debt levels, amendments to our credit agreement, operational improvements and market leadership positions will support Blount's ability to deliver on our strategy to improve shareholders value in 2002 and the future.

Harold E. Layman

Harold E. Layman
President and
Chief Executive Officer

February 4, 2002

BLOUNT

GROUP DESCRIPTIONS



OUTDOOR PRODUCTS


OREGON
INTENZ 91

The Outdoor Products Group manufactures and markets chain, bars and sprockets for chain saws; concrete cutting products; zero turning radius (ZTR) lawn mowers; lawn mower blades and other lawn care accessories. With seven manufacturing facilities and headquartered in Portland, Oregon, the Group is comprised of the Oregon Cutting Systems Division, Dixon Industries, Inc., Frederick Manufacturing Corporation and Windsor Forestry Tools LLC.

Outdoor Products sells to original equipment manufacturers and to consumer end users through a strong, diverse network of distributors and dealers in more than 100 countries worldwide.

INDUSTRIAL AND POWER EQUIPMENT


HYDRO-AX
570
22 High Capacity Saw
DANGER

The Industrial and Power Equipment Group manufactures and markets timber harvesting equipment; industrial tractors and loaders; rotation bearings and mechanical power transmission components. With headquarters in Zebulon, North Carolina, this Group has four manufacturing locations and a parts distribution warehouse. Its operating units are the Forestry and Industrial Equipment Division, CTR Manufacturing, Fabtek Corporation and Gear Products, Inc.

Sales are made through a strong distribution network to customers in the timber harvesting, material handling, construction, land reclamation and utility businesses. It also sells to pulp and lumber mills, contractors and scrap yard operators.



OUTDOOR PRODUCTS
INDUSTRIAL AND POWER EQUIPMENT

OUTDOOR PRODUCTS
Significant Events:

- Achieved excellent EBITDA margins, 24% of sales, in spite of negative impact from strong US dollar
- Oregon Cutting Systems second best year ever, surpassed only by 2000 which was positively impacted by major storms
- Frederick replacement lawn mower blade unit again achieved record sales and profit
- Dixon lawnmower unit maintained leading market share position

MAJOR BRANDS
Oregon, Windsor, Dixon, Silver Streak and ICS

GROUP REVENUE CONTRIBUTION


74%

GROUP EBITDA CONTRIBUTION


97%

INDUSTRIAL AND POWER EQUIPMENT
Significant Events:

- Successfully introduced new Hydro-Ax 70 series feller buncher line
- Positive EBITDA contributor in spite of lowest U.S. logging production in 24 years
- Focused on cost reductions, closed one additional manufacturing facility

MAJOR BRANDS
Prentice, Hydro-Ax, Fabtek, CTR, Gear, TelStik

GROUP REVENUE CONTRIBUTION


26%

GROUP EBITDA CONTRIBUTION


3%

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 10-K

(Mark One)
{X} ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-11549

BLOUNT INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	63-0780521
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4520 Executive Park Drive, Montgomery, Alabama	36116-1602
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (334) 244-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

State the aggregate market value of the voting common stock held by nonaffiliates of the registrant. The aggregate market value shall be computed by reference to the price at which the common stock was sold, or the average bid and asked prices of such common stock, as of a specified date within 60 days prior to the date of filing.

Aggregate market value of voting common stock held by nonaffiliates as of February 1, 2002: $13,236,322

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock $.01 par value, as of February 1, 2002: 30,795,882 shares

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933. The listed documents should be clearly described for identification purposes.

Portions of proxy statement for the annual meeting of stockholders to be held April 16, 2002, are incorporated by reference in Part III.

PART I

ITEM 1. BUSINESS

Blount International, Inc. is an international manufacturing and marketing company with sales in over 100 countries and operations in two business segments: Outdoor Products and Industrial and Power Equipment.

The following text contains various trademarks of Blount, Inc., a wholly-owned subsidiary of the Company, and its subsidiaries.

OUTDOOR PRODUCTS

The Company's Outdoor Products segment is comprised of the Oregon Cutting Systems Division ("Oregon"), Dixon Industries, Inc. ("Dixon") and Frederick Manufacturing Corporation ("Frederick"). Oregon produces a wide variety of cutting chain, chain saw guide bars, cutting chain drive sprockets and maintenance tools for use primarily on portable gasoline and electric chain saws, and mechanical timber harvesting equipment. The Oregon trademark is well known to end-users and the Company believes that it is the world leader in the production of cutting chain. Oregon's cutting chain and related products are used primarily by professional loggers, construction workers, farmers, arborists and homeowners. Oregon markets an Industrial Cutting System ("ICS"). ICS, a diamond-segmented cutting system for concrete (including steel-reinforced concrete), is a faster and more flexible concrete cutting method than others currently employed in the construction and demolition industries.

Oregon sells to distributors, dealers and mass merchandisers serving the retail replacement market. In addition, Oregon currently sells its products to more than 30 original equipment manufacturers ("OEMs"). In 2001, approximately 15% of the sales by the Outdoor Products segment were to one customer. Approximately 51% of this segment's sales were outside of the United States in 2001. Due to the high level of technical expertise and capital investment required to manufacture cutting chain and guide bars, the Company believes that it is able to produce durable, high-quality cutting chain and guide bars more efficiently than most of its competitors. The use of Oregon cutting chain as original equipment on chain saws is also promoted through cooperation with OEMs in improving the design and specifications of chain and saws.

The Outdoor Products segment's businesses are affected to some extent by severe weather. For example, severe weather patterns and events such as hurricanes, tornadoes or ice storms generally result in greater chain saw use and, therefore, stronger sales of saw chain and guide bars.

Oregon's marketing personnel are located throughout the United States and in a number of foreign countries. Oregon manufactures cutting chain and related products in Milwaukie, Oregon; Milan and Dyer, Tennessee; Guelph, Ontario, Canada; and Curitiba, Parana, Brazil.

Oregon's products compete with other cutting chain manufacturers as well as a small number of international chain saw manufacturers, some of whom are also customers. This segment's principal raw material, strip steel, is generally purchased from two vendors, and can be obtained from other sources.

Sales by Oregon accounted for 77% of sales attributable to the Outdoor Products segment in the year ended December 31, 2001.

Dixon, located in Coffeyville, Kansas, was acquired in 1990 and has manufactured ZTR (zero turning radius) lawn mowers and related attachments since 1974. Dixon pioneered the development of ZTR and is the only manufacturer to offer a full line of ZTR lawn mowers for both homeowner and commercial applications. The Company believes Dixon is the leading manufacturer of residential zero turning radius lawn mowers.

The key element that differentiates Dixon from its competitors is its unique mechanical transaxle. The transaxle transmits power independently to the rear drive wheels and enables the operator to move the back wheels at different speeds and turn the mower in a circle no wider than the machine, a "zero radius turn". This unique transmission enables the Dixon mower to out-maneuver conventional "tractor style" ride-on products available in the market today and provides a cost advantage over the more expensive hydrostatic drives used by competitors in the zero turning radius market. The mechanical drive works best on smaller and mid-size units. As the equipment line grows in size of cutting area and horsepower, there is an increased need to offer hydrostatic versions of zero turn. Thus, Dixon's latest product additions are in the hydrostatic portion of the product line. In late 1997, Dixon introduced the "Estate Line" featuring mowers that are designed for large homeowner lawns and are lower priced than commercial hydrostatic units. Models are available in 42-inch, 50-inch and 60-inch sizes. Expanding on the Estate Line, Dixon introduced a low-cost hydro line, IZT (integrated zero turn), in 1998. The IZT is positioned between Dixon's normal hydrostatic and transaxle models geared for the residential user. It features models with cut widths of 42 inches, 50 inches, and 60 inches. In 2000, Dixon did a complete redesign of its residential and estate product lines. In 2001, a new commercial model was added that allows for large cut widths up to 72 inches. Dixon also offers an array of options for its products including attachments for grass collection, mulching, and snow removal. Dixon sells its products through distribution channels comprised of full-service dealers, North American distributors and export distributors.

Dixon's competitors include general lawn mower manufacturers such as John Deere and Snapper, as well as zero turning radius lawn mower manufacturers such as Ariens, Simplicity, Toro, MTD, Cadet and Yardman.

Frederick, located in Kansas City, Missouri, was acquired in January 1997. Frederick is a well-known and highly respected manufacturer that supplies quality Silver Streak brand accessories for lawn mowers and other outdoor products. Frederick fits well into the Company's operations and is provided international sales opportunities through Oregon's worldwide distribution outlets. Frederick's products are sold through dealers and distributors. Frederick competes in a highly fragmented industry where many competitors manufacture replacement products as one part of a larger business.

Sales by Dixon and Frederick in the year ended December 31, 2001, accounted for 23% of sales of the Outdoor Products segment.

INDUSTRIAL AND POWER EQUIPMENT

The Company's Industrial and Power Equipment segment manufactures equipment for the timber harvesting industry and for industrial use, industrial tractors for land and utility right-of-way clearing, and components for the gear industry. Major users of these products include logging contractors, harvesters, land reclamation companies, utility contractors, building materials distributors, scrap yard operators and original equipment manufacturers of hydraulic equipment.

The Company believes that it is a world leader in the manufacture of hydraulic timber harvesting equipment, which includes a line of truck-mounted, trailer-mounted, stationary-mounted and self-propelled loaders and crawler feller bunchers (tractors with hydraulic attachments for felling timber) under the Prentice brand name; a line of rubber-tired feller bunchers and related attachments under the Hydro-Ax brand name; and a line of delimbers, slashers and firewood processors under the CTR brand name. The Company is also a leading manufacturer of cut-to-length harvesting equipment including forwarders, harvesters, and harvester heads under the Fabtek brand.

The Company is a competitive force in the gear industry, selling power transmissions and gear components under the Gear Products brand name.

The Company sells its timber harvesting products through a network of approximately 100 dealers in over 300 locations in the United States and currently has an additional 16 offshore dealers, primarily in the timber harvesting regions of South America and Southeast Asia. Gear Products, Inc. sells its products to over 300 original equipment manufacturers servicing the utility, construction, forestry and marine industries. Over 90% of this segment's sales in 2001 were in the United States, primarily in the southeastern and south central states. In 2001, approximately 32% of the sales by the Industrial and Power Equipment segment were to two customers.

The Company places a strong emphasis on the quality, safety, comfort, durability and productivity of its products and on the after-market service provided by its distribution and support network.

The timber harvesting equipment market faces cyclicality due to its reliance on customers in the lumber, pulp, and paper markets. In the past, as pulp prices have dropped and inventory levels have increased, pulp manufacturers postponed purchases of new timber harvesting equipment as their existing machinery provided them sufficient capacity to meet near-term demand.

Competition in markets served by the Industrial and Power Equipment segment is based largely on quality, price, brand recognition and product support. The segment's primary competition in timber harvesting equipment includes Deere and Company, which also markets the Timberjack brand, Caterpillar, which participates in certain market niches, and numerous smaller manufacturers including Barko, Tigercat, Hood, Franklin, Bell, and Morbark. Gear Products' competitors in this fragmented industry include SKF, Avon, Kaydon, Rotec, Fairfield, Auburn, Tulsa Winch, and Braden.

The Company attempts to capitalize on its technological and manufacturing expertise to increase its participation in the market for replacement parts for products which it manufactures and to develop new product applications both within and beyond the timber, material handling, scrap, land clearing and gear industries. The Company is committed to continuing research and development in this segment to respond quickly to increasing mechanization and environmental awareness in the timber harvesting industry.

Gear Products, acquired in 1991, is a leading manufacturer of rotational system components for mobile heavy equipment. Its primary products are bearings, winch drives and swing drives used to provide hydraulic power transmission in heavy equipment used in the forestry, construction and utilities industries. Due to extreme wear-and-tear on its products, Gear Products sells its products in the replacement parts market in addition to its sales to OEMs. Gear Products accounted for approximately 16% of the Industrial and Power Equipment segment's sales in 2001.

The Company's Industrial and Power Equipment segment has manufacturing facilities in Menominee, Michigan; Owatonna, Minnesota; Prentice, Wisconsin; Tulsa, Oklahoma; and a parts warehouse in Zebulon, North Carolina. A majority of the components used in the Company's products are obtained from a number of domestic manufacturers.

CAPACITY UTILIZATION

Based on a five-day, three-shift work week, the Outdoor Products and Industrial and Power Equipment segments utilized approximately 90% and 37% of their respective production capacity in the year ended December 31, 2001.

BACKLOG

The backlog for each of the Company's business segments as of the end of each of its last four reporting periods was as follows (in millions):

	December 31,			
	2001	2000	1999	1998
Outdoor Products	$ 36.0	$ 49.0	$ 41.9	$ 30.2
Industrial and Power Equipment	12.9	15.0	25.8	16.0
	$ 48.9	$ 64.0	$ 67.7	$ 46.2

The total backlog as of December 31, 2001, is expected to be completed and shipped within twelve months.

ACQUISITIONS AND DISPOSITIONS

On December 7, 2001, the Company sold its Sporting Equipment Group ("SEG") to Alliant Techsystems, Inc. ("ATK"). SEG was comprised of the then wholly-owned subsidiaries of Federal Cartridge Company, Estate Cartridge, Inc., Simmons Outdoor Corporation, and Ammunition Accessories, Inc., the latter being formed on December 4, 2001 by contributing certain assets and liabilities of the Company's former Sporting Equipment Division to facilitate the sale to ATK. In exchange for the stock of these subsidiaries, ATK provided the Company with 3,048,786 shares of ATK common stock and $10,000. The Company has subsequently sold all the ATK shares. The gross proceeds of the ATK stock sale were $236.7 million. These gross proceeds were reduced by estimated post closing adjustments, as defined in the Purchase Agreement with ATK, of $14.4 million, underwriting expenses of $5.1 million, and other estimated expenses including income taxes of $21.7 million to arrive at net proceeds of $195.5 million. The net proceeds were further reduced by the establishment of a $25.0 million cash escrow to cover certain potential indemnification matters in connection with the SEG sale. The Company reduced its outstanding indebtedness after the sale by $170.5 million with the repayment of a portion of its term loan.

In conjunction with the sale of SEG, the Company and its lenders amended that certain Credit Agreement dated August 19, 1999, as previously amended as of January 31, 2001, relating to the outstanding term loans. As part of this amendment, the financial coverage ratios covenants were adjusted to reflect the exclusion of the SEG financial results for the year ended December 31, 2001. In addition to excluding SEG's operating income and EBITDA from the ratio calculations, the interest coverage ratio is calculated on pro forma cash interest expense after giving effect to the repayment of $170.5 million of debt and the establishment of the $25.0 million escrow as follows:

	Year Ended December 31, 2001		
	As Reported	SEG Sale	Pro Forma
Interest Expense	$ (95.9)	$ 15.5	$ (80.4)
Interest Income	1.4	1.0	2.4
Net Interest	$ (94.5)	$ 16.5	$ (78.0)

The pro forma interest amount of $78.0 million includes $8.4 million of non-cash interest expense which is excluded for financial ratio calculations.

On September 22, 2000, the Company purchased the assets of Fabtek, Inc., a manufacturer of timber harvesting equipment. On October 16, 2000, the Company purchased the assets of Windsor Forestry Tools, Inc., a manufacturer of cutting chain and guide bars for chain saws and timber harvesting equipment from Snap-on Incorporated. On October 20, 2000, the Company purchased all the outstanding stock of Estate Cartridge, Inc., a manufacturer of sporting shotshell ammunition. Estate Cartridge, Inc. was sold on December 7, 2001 as part of the SEG transaction. The aggregate purchase price of these acquisitions was $41.3 million and the combined sales and operating loss for the last twelve months prior to acquisition were $47.1 million and $0.6 million, respectively. These acquisitions have been accounted for by the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired has been amortized on a straight-line basis over a period of 40 years.

See Note 4 of Notes to Consolidated Financial Statements on page 33.

EMPLOYEES

At December 31, 2001, the Company employed approximately 3,200 individuals. None of the Company's domestic employees is unionized; the number of foreign employees who belong to unions is not significant. The Company believes its relations with its employees are satisfactory.

ENVIRONMENTAL MATTERS

For information regarding certain environmental matters, see Note 7 of Notes to Consolidated Financial Statements on pages 39 through 41.

The Company's operations are subject to comprehensive U.S. and foreign laws and regulations relating to the protection of the environment, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and the cleanup of contaminated sites. Permits and environmental controls are required for certain of those operations to prevent or reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities.

On an ongoing basis, the Company incurs capital and operating costs to comply with environmental laws. We expect to spend approximately $0.2 million in 2002, $0.2 million in 2003, and $0.3 million in 2004 on environmental compliance. Environmental laws and regulations generally have become stricter in recent years, and the cost to comply with new laws and regulations may be greater than these estimated amounts.

Some of the Company's manufacturing facilities are located on properties with a long history of industrial use, including the use of hazardous substances. The Company has identified soil and groundwater contamination from these historical activities at several of its properties, which it is currently investigating, monitoring or remediating. Management believes that costs incurred to investigate, monitor and remediate known contamination at these sites will not have a material adverse effect on the business, financial condition or results of operations. The Company cannot be sure, however, that it has identified all existing contamination on its properties or that its operations will not cause contamination in the future. As a result, the Company could incur material costs to cleanup contamination. Remediation liabilities are not discounted.

From time to time the Company may be identified as a potentially responsible party with respect to a Superfund site. The United States Environmental Protection Agency (or a state) can either (a) allow such a party to conduct and pay for a remedial investigation and feasibility study and remedial action or (b) conduct the remedial investigation and action and then seek reimbursement from the parties. Each party can be held jointly, severally and strictly liable for all costs, but the parties can then bring contribution actions against each other or third parties under certain circumstances. As a result of the Superfund Act, the Company may be required to expend amounts on such remedial investigations and actions which amounts cannot be determined at the present time but may ultimately prove to be significant.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS AND FOREIGN AND DOMESTIC OPERATIONS

For information about industry segments and foreign and domestic operations, see "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 11 through 19 and Note 9 of Notes to Consolidated Financial Statements on pages 41 through 43.

SEASONALITY

The Company's two operating segments are somewhat seasonal in nature and quarter to quarter operating results are impacted by economic and business trends within the respective industries in which they compete.

ITEM 2. PROPERTIES

The corporate headquarters of the Company occupy executive offices at 4520 Executive Park Drive, Montgomery, Alabama.

The other principal properties of the Company and its subsidiaries are as follows:

Cutting chain and accessories manufacturing plants are located in Milwaukie, Oregon; Milan and Dyer, Tennessee; Guelph, Ontario, Canada; and Curitiba, Parana, Brazil, and sales and distribution offices are located in Europe, Japan and Russia. Lawn mowers and related accessories are manufactured at plants in Coffeyville, Kansas and Kansas City, Missouri. Log loaders, feller bunchers, harvesters, forwarders, and accessories for automated forestry equipment are manufactured at plants in Prentice, Wisconsin; Owatonna, Minnesota; and Menominee, Michigan. Rotation bearings and mechanical power transmission components are manufactured at a plant in Tulsa, Oklahoma.

All of these facilities are in good condition, are currently in normal operation and are generally suitable and adequate for the business activity conducted therein. Approximate square footage of principal properties is as follows:

	Area in Square Feet	
	Owned	Leased
Outdoor Products	1,079,779	287,691
Industrial and Power Equipment	738,740	0
Corporate Office	191,660	0
Total	2,010,179	287,691

ITEM 3. LEGAL PROCEEDINGS

For information regarding legal proceedings see Note 7 of Notes to Consolidated Financial Statements on pages 39 through 41.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the New York Stock Exchange. The following table presents for the Company's last two years, the quarterly high and low prices. Cash dividends have not been declared for the Company's common stock in the last two years. The Company had approximately 6,804 shareholders as of February 1, 2002.

	Common Stock	
	High	Low
Year Ended December 31, 2001		
First quarter	$ 8.13	$ 4.40
Second quarter	4.46	2.45
Third quarter	2.54	2.01
Fourth quarter	3.62	2.32
Year Ended December 31, 2000		
First quarter	$15.88	$12.00
Second quarter	14.81	7.63
Third quarter	11.25	7.44
Fourth quarter	11.25	7.50

ITEM 6. SELECTED FINANCIAL DATA

Dollar amounts in millions, except per share data		Twelve Months Ended December 31, 2001	2000	1999	1998	1997
Operating Results (1):						
Sales		$ 468.7	$ 513.9	$ 486.2	$ 545.2	$ 558.4
Operating income from segments		68.6	82.1	70.7	96.4	99.8
Income (loss) from continuing operations before extraordinary loss		(32.1)	(11.7)	(46.8)	41.0	47.9
Net income (loss)		(43.6)	10.8	(21.8)	61.3	59.1
Earnings per share:						
Basic:						
Income (loss) from continuing operations before extraordinary loss		(1.04)	(0.38)	(0.80)	0.55	0.64
Net income (loss)		(1.42)	0.35	(0.37)	0.82	0.79
Diluted:						
Income (loss) from continuing operations before extraordinary loss		(1.04)	(0.38)	(0.80)	0.53	0.62
Net income (loss)		(1.42)	0.35	(0.37)	0.80	0.77
End of Period Financial Position:						
Total assets		$ 444.8	$ 703.9	$ 688.7	$ 668.8	$ 637.8
Working capital		82.7	191.8	187.5	232.2	171.1
Property, plant and equipment-gross		281.4	428.1	402.7	392.8	376.8
Property, plant and equipment-net		96.2	177.4	172.3	182.9	188.5
Long-term debt		632.5	824.5	809.7	161.6	138.8
Total debt		641.0	833.0	816.2	162.3	140.3
Stockholders' equity (deficit)		(349.9)	(312.2)	(321.7)	354.6	316.1
Current ratio		1.7 to 1	2.3 to 1	2.3 to 1	3.4 to 1	2.3 to 1
Other Data:						
Property, plant and equipment additions(2)		$ 11.5	$ 39.8	$ 18.5	$ 21.7	$ 78.5
Depreciation and amortization		23.6	32.7	34.0	30.9	25.0
Interest expense, net of interest income		94.5	98.2	41.1	11.8	7.0
Stock price (3):	Common high	8.13	15.88	17.69		
	Common low	2.01	7.44	10.50		
Stock price (3):	Class A high			14.97	17.19	13.44
	Class A low			11.94	9.47	9.41
Stock price (3):	Class B high			14.78	16.13	13.50
	Class B low			11.91	9.75	9.38
Per common share dividends (3):	Class A			.072	.143	.131
	Class B			.067	.134	.122
Shares used in earnings per share computations (in millions) (3):	Basic	30.8	30.8	58.2	74.7	75.3
	Diluted	30.8	30.8	58.2	76.8	77.1
Employees (approximate continuing operations) (1)		3,209	3,455	3,461	3,454	3,753

(1) Gives effect to the sale of the Company's Sporting Equipment Group on December 7, 2001.
(2) Includes property, plant, and equipment of acquired companies at date of purchase of $11.3 million, $0.7 million and $59.8 million in the twelve months ended December 31, 2000, 1999, and 1997. Also includes property, plant, and equipment purchases of the Sporting Equipment Group which was sold on December 7, 2001 for all years prior to 2001.
(3) Gives effect to merger and recapitalization on August 19, 1999, described in Note 1 of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes. All references to earnings per share included in this discussion are to diluted earnings per share.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable and consistent with industry practice. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates in the preparation of its consolidated financial statements. The Company records reductions to selling prices as product and goods are shipped. These reductions are based on competitive and market conditions, in addition to specific customer contracts in some instances. These reductions are recorded at the time of shipment either through a reduction to invoice or the establishment of an accrual for payment at a later date. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. Such allowance is based on an ongoing review of customer payments against terms and a review of customer financials through monitoring services. Based on these reviews, additional allowances may be required and are recorded in the appropriate period. The Company also maintains a reserve to reduce the value of inventory to net realizable value. Specific industry market conditions can significantly increase or decrease the level of inventory on hand in any of the Company's business units. The Company will adjust for changes in demand by reducing or increasing production levels. The Company estimates the required inventory reserve by assessing inventory turns and market selling prices on a product by product basis and may increase or decrease the reserve based on these assessments. The Company offers certain warranties with the sale of its products. The warranty obligation is recorded as a liability on the balance sheet and is estimated through historical customer claims, supplier performance, and new product performance. Should a change in trend occur in customer claims, an increase or decrease in the warranty liability may be necessary. The Company incurs expenses in the form of product liability claims as the result of product malfunctions or misuse. The Company maintains insurance for a portion of this exposure and records a liability for its non-insured obligations. The Company estimates its product liability obligations on a case by case basis in addition to a review of product performance trends. These estimated obligations may be increased or decreased as more information on specific cases becomes available or issues with product performance occur.

OPERATING RESULTS

TWELVE MONTHS ENDED DECEMBER 31, 2001 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2000

Sales for 2001 were $468.7 million compared to $513.9 million for 2000. Net loss from continuing operations before extraordinary loss for the year was $21.8 million ($.71 per share) before accounting for after-tax nonrecurring restructuring costs of $10.3 million ($.33 per share) related to a plant closure within the Industrial and Power Equipment segment, the modifications of certain employee benefit plans, and a reduction in headcount within the Company, compared to a net loss from continuing operations before extraordinary loss of $11.7 million ($.38 per share) in 2000. These results reflect lower sales and operating income in our operating segments, principally due to reduced demand associated with weaker market conditions, partially offset by decreased corporate expenses.

Total selling, general and administrative expenses, excluding the nonrecurring restructuring costs, were $95.5 million in 2001 compared to $102.3 million in 2000. The decrease in expenses reflect a reduction of headcount within the Industrial and Power Equipment segment, as well as at the corporation's headquarters. Interest expense in 2001 was $95.9 million in comparison to $99.7 million in 2000. The lower interest expense is due to lower interest rates, partially offset by higher borrowing levels during the year. The principal reasons for these results and the status of the Company's financial condition are set forth below.

Sales for the Outdoor Products segment for 2001 were $348.1 million compared to $360.7 million in 2000. Operating income in 2001 was $70.3 million compared to $81.0 million in 2000. The decline in sales is primarily the result of lower lawn mower unit sales as reflected in the following table (in millions):

	2001	2000	% Increase (Decrease) in 2001
Chain saw components	$230.3	$230.8	(0.2)%
Lawn mowers and accessories	78.8	89.6	(12.1)
Other	39.0	40.3	(3.2)
Total segment sales	$348.1	$360.7	(3.5)%

The decline in operating income in 2001 reflects the lower unit sales of Dixon lawn mowers, reflective of a weak industry demand and reduced sales and profitability within the European market due primarily to the strong United States dollar.

The Company's Industrial and Power Equipment segment is a cyclical, capital goods business whose results are closely linked to the performance of the forestry industry in general, particularly in the Company's most important market (the Southeastern United States). Throughout 2001, the forestry industry operated within a cyclical downturn environment which resulted in weak demand for new equipment sales. Sales of gear components and rotation bearings declined in 2001 from the prior year as demand declined with a slowdown in the utility and construction markets that the segment serves. Sales by the segment's principal product groups were as follows (in millions):

	2001	2000	% Increase (Decrease) in 2001
Timber harvesting and loading equipment	$101.7	$127.8	(20.4)%
Gear components and rotation bearings	18.9	25.4	(25.6)
Total segment sales	$120.6	$153.2	(21.3)%

During 2001, the segment had an operating loss of $1.7 million compared to an operating profit of $1.1 million in 2000. The decline in profitability is predominantly the result of the reduced sales level offset by reduced SG&A expenses of $3.7 million resulting from a plant closure and significant headcount reduction actions taken in 2001.

Income from discontinued operations in 2001 includes the results of SEG which was sold on December 7, 2001. Net income in 2001 was $2.5 million compared to $22.5 million in 2000. The decline in profitability is due to a decline in sales from $314.3 million in 2000 to $244.4 million in 2001. This performance reflects lower sales of ammunition to the retail market sector due to high distributor inventory levels, caused in part by the carryover effects of Y2K buying, lower competitive selling prices on optics products, and reduced shipments due to the December 7, 2001 sale of this segment to ATK (see Note 1 of Notes to Consolidated Financial Statements). Net income was impacted by lower ammunition volume and selling prices due to customer and product shift, lower optics selling prices, and reduced sale of accessories, partially offset by lower selling, general, and administrative expense.

The loss on disposal of $8.5 million in 2001 reflects the sale of SEG and primarily results from income tax expense due to the difference in book and tax basis of assets. The 2001 extraordinary loss of $5.5 million represents the writeoff net of tax of unamortized deferred financing costs together with prepayment penalties related to the early payment of debt with the net proceeds generated from the sale of SEG.

TWELVE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 1999

Sales for 2000 were $513.9 million compared to $486.2 million for 1999. Operating income from segments for 2000 was $82.1 million compared to $70.7 million for 1999. For 2000, net loss from continuing operations was $11.7 million ($.38 per share) compared to 1999 net income of $9.1 million ($.15 per share) before accounting for after-tax merger and recapitalization costs of $53.6 million ($.90 per share) and non-recurring costs of $2.3 million ($.03 per share). Had the merger and recapitalization occurred on January 1, 1999, the net loss for 1999 from continuing operations reflecting the full-year effect would have been $25.6 million ($.83 per share). The 2000 results reflect increased sales and operating income from the Outdoor Products segment and lower sales and higher operating income in the Industrial and Power Equipment segment. The improved results in the Outdoor Products segment is indicative of favorable market conditions including the effects of storm damage in Europe, partially offset by the negative impact of the U.S. dollar's strength on overseas sales. The Industrial and Power Equipment segment reflects the effects of plant rationalization actions taken in 1999 and the introduction of new products, partially offset by a downturn in market conditions during 2000. Corporate expenses in 1999 include $1.5 million for the donation of art (see Note 1 of Notes to Consolidated Financial Statements). Excluding the expenses associated with the recapitalization and merger and the donation of art, selling, general and administrative expenses were equal in 2000 and 1999. This was the result of reduced corporate expenditures related to cost reduction actions and lower incentive compensation expenses, partially offset by higher expenses within the Outdoor Products segment related to higher sales volumes. Higher interest expense for 2000 reflects higher long-term debt levels during the current year resulting from the merger and recapitalization transaction highlighted in Note 1 of Notes to Consolidated Financial Statements. The Company's effective tax rate was higher in 2000 in comparison to 1999, primarily the result of the non-deductible portions of the merger and recapitalization expenses. The principal reasons for these results and the status of the Company's financial condition are set forth below.

Sales in the Outdoor Products segment for 2000 were $360.7 million compared to $327.6 million in 1999. Operating income was $81.0 million in 2000 compared to $71.8 million in 1999. Sales reflect a significantly higher volume of sales of chain saw components, particularly in Europe and the United Sates, with smaller increases in sales in other product lines as indicated in the table following (in millions):

	2000	1999	% Increase (Decrease) in 2000
Chain saw components	$230.8	$201.1	14.8%
Lawn mowers and accessories	89.6	87.2	2.8
Other	40.3	39.3	2.5
Total segment sales	$360.7	$327.6	10.1%

The improvement in operating income was primarily due to the higher sales of chain saw components, partially offset by higher lawn mower manufacturing costs. Operating income in 2000 compared to 1999 was negatively affected by an additional $2.9 million from unfavorable foreign currency exchange.

The Company's Industrial and Power Equipment segment is a cyclical, capital goods business whose results are closely linked to the strength of the forestry industry in general, particularly in the Company's most important market (the Southeastern United States), as well as the need to offer discounts in response to extremely aggressive competitive pricing for available sales. Segment sales in 2000 decreased to $153.2 million from $158.6 million as the market for forestry equipment weakened significantly in the second half of the year. Soft market conditions related to low wood prices, paper mill consolidations, higher fuel prices, and unfavorable weather conditions for a majority of the year, coupled with an overhang of used equipment in certain dealers' inventories, continue to impact sales of new equipment. Sales of gear components and rotation bearings were essentially flat for the year as increased sales to the utility market were offset by decreases to the construction and forestry equipment markets. Sales by the segment's principal product groups were as follows (in millions):

	2000	1999	% Increase (Decrease) in 2000
Timber harvesting and loading equipment	$127.8	$133.1	(4.0)%
Gear components and rotation bearings	25.4	25.5	(0.4)
Total segment sales	$153.2	$158.6	(3.4)%

Segment operating income was $1.1 million, which compares to an operating loss of $1.1 million in 1999. The improved operating income is primarily due to the inclusion of Fabtek, which was acquired in September 2000, and lower manufacturing costs than 1999, which included $3.0 million expense related to the closure of two facilities, partially offset by the impact of lower unit shipments. Market conditions were extremely weak in the fourth quarter of 2000 and resulted in a segment operating loss of $4.3 million for the quarter in comparison to an operating profit of $4.7 million in the fourth quarter of 1999. These market dynamics continued throughout 2001 and management does not anticipate any significant improvement in the first half of 2002. If current market conditions were to continue, it would be unlikely this segment could achieve historical levels of sales and profitability.

Net income from discontinued operations reflects the results of SEG which was sold in 2001. Net income declined to $22.5 million in 2000 from $25.0 million in 1999. Sales during the same periods declined to $314.3 million from $323.7 million. This performance reflects lower sales of ammunition which was somewhat impacted by Y2K buying in 1999 and lower competitive selling prices on optical products in 2000, partially offset by increased sales to law enforcement and international markets. The decrease in net income was the result of the lower sales, partially offset by lower selling, general and administrative expenses.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, as a result of the merger and recapitalization transactions (see Note 1 of Notes to Consolidated Financial Statements), the Company has significant amounts of debt, with interest payments on the notes and interest and principal payments under the new credit facilities representing significant obligations for the Company. The notes require semi-annual interest payments and the term loan facilities under the new credit facilities require payments of principal through 2005. In conjunction with the sale of SEG on December 7, 2001, the Company utilized $170.5 million of proceeds to reduce the term loan facilities. At December 31, 2001, the term loan outstanding was $146.2 million. Payments of $3.4 million annually through 2004 and $136.0 million in 2005 are required. Interest on the term loan facilities and amounts outstanding under the revolving credit facility are payable in arrears according to varying interest periods. The Company's remaining liquidity needs relate to working capital needs, capital expenditures and potential acquisitions.

The Company intends to fund working capital, capital expenditures and debt service requirements through cash flows generated from operations and from the revolving credit facility. The revolving credit facility has an availability of up to $75.0 million. Letters of credit issued under the revolving credit facility which reduce the amount available under the facility were $12.2 million at December 31, 2001. The revolving credit facility will mature August 19, 2004.

Certain customers of the Company's Outdoor Products and Industrial and Power Equipment segments finance their purchases through third party finance companies. Under the terms of these financing arrangements, the Company may be required to repurchase certain equipment from the finance companies. The aggregate repurchase amount included in the agreements outstanding as of December 31, 2001 is $3.2 million. These arrangements have not had a material adverse effect on the Company's operating results in the past. The Company does not expect to incur any material charges related to these agreements in future periods, as any repurchase of equipment will likely be resold. The Company also sold certain trade account receivables to a third party in 2001 with value of $0.2 million with minimal recourse (approximately 10% of value).

At December 31, 2001 and 2000, the Company did not have any other relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not materially exposed to any financing, liquidity market or credit risk that could arise if the Company had engaged in such relationships.

Management believes that cash generated from operations, together with amounts available under the revolving credit facility, will be sufficient to meet the Company's working capital, capital expenditure and other cash needs, including financing for acquisitions, in the foreseeable future. There can be no assurance, however, that this will be the case. The Company may also consider other options available to it in connection with future liquidity needs.

The Company has senior notes outstanding in the principal amount of $150 million which mature in 2005. The Company also has senior subordinated notes outstanding in the principal amount of $325 million which mature in 2009. See Note 3 of Notes to Consolidated Financial Statements for the terms and conditions of the senior notes, the senior subordinated notes, and the senior term loans.

In conjunction with the sale of SEG, the Company and its lenders amended the credit agreement relating to the outstanding term loans. Among other things, this amendment adjusted the financial coverage ratios covenants to reflect the sale of SEG and cures any event of default under the credit agreement that had been communicated to the lenders on October 30, 2001. The Company is in compliance with all covenants or other requirements set forth in its credit agreement or indentures. Further, the Company does not have any rating triggers that would accelerate repayment of outstanding debt.

Cash balances at December 31, 2001 were $47.6 million compared to $4.8 million at December 31, 2000. The year end 2001 cash balance increased primarily from the December 7, 2001 sale of SEG which resulted in proceeds of $32.1 million after the repayment of $170.5 million of outstanding debt and a portion of the transaction expenses. The cash on hand at the end of the year will be utilized in part to pay in the first quarter of 2002 outstanding expenses related to the SEG transaction. Cash provided by continuing operating activities was $18.0 million compared to $7.0 million last year. The increase is due to increased cash generated by reduced inventory $35.1 million, offset by lower net income from continuing operations of $20.4 million, reduced cash from accounts receivable of $8.5 million, and the impact of deferred taxes of $12.7 million. Cash provided by the operating activities of discontinued operations was $29.8 million in 2001 compared to $22.8 million in 2000. The increase is due to reduced working capital, partially offset by lower net income. Cash generated from investing activities was $189.1 million compared to a use of $51.7 million last year. This year's investing activities include the proceeds from the sale of SEG. Last year's investing activities included $32.6 million for the acquisitions discussed in Note 4. Cash used for financing activities was $194.1 million compared to a source of $16.2 million in 2000. The increase in use primarily reflects the repayment of debt from the SEG sale proceeds and operating activities. The proceeds of the SEG sale to ATK generated cash of $202.6 million in 2001, with anticipated net proceeds of $170.5 million after the payment in 2002 of $32.1 million outstanding transaction expenses. Working capital at December 31, 2001 was $82.7 million compared to $191.8 million last year. The decrease is due to the sale of SEG that resulted in a year over year decrease of $80.6 million in working capital offset by a $42.8 million increase in cash. Excluding the impact of the SEG sale, accounts receivable declined by $21.8 million and inventories declined by $19.1 million from 2000. These decreases reflect a reduction in production output in line with market demand in order to minimize inventory levels.

Accounts receivable at December 31, 2001, and December 31, 2000, and sales by segment for the fourth quarter of 2001 compared to the fourth quarter of 2000 were as follows (in millions):

	December 31, 2001	December 31, 2000	Increase (Decrease)
Accounts Receivable:			
Outdoor Products	$ 39.2	$ 56.8	$(17.6)
Industrial and Power Equipment	16.6	21.9	(5.3)
Total segment receivables	$ 55.8	$ 78.7	$(22.9)

	Three Months Ended December 31, 2001	December 31, 2000	Increase (Decrease)
Sales:			
Outdoor Products	$ 85.7	$ 88.4	$ (2.7)
Industrial and Power Equipment	33.3	31.3	2.0
Total segment sales	$119.0	$119.7	$ (0.7)

The Company's Outdoor Products segment includes Oregon Cutting Systems, Frederick Manufacturing, and Dixon Industries. The decrease from last year in Outdoor Products accounts receivable is reflective of the third-party dealer financing offered by Dixon and proportionately an increase of domestic sales of Oregon Cutting Systems products which generally require shorter payment terms. Accounts receivable within the Industrial and Power Equipment segment declined from last year due to improved collection efforts and a reduction in extended term receivables offered in response to market and competitive factors. At December 31, 2001, there were approximately $0.1 million in receivables with extended terms compared to $2.1 million at December 31, 2000.

The Company expects the cash flow from operations and the amounts available under its revolving credit agreements will be sufficient to cover any additional increases in working capital until market conditions improve in the Industrial and Power Equipment segment. No material adverse effect on the operations, liquidity or capital resources of the Company is expected as a result of the extended terms program. During 2001, the Company would not have been in compliance with certain of its debt covenants except for the fact that, in connection with the sale of SEG, the Company and its lenders amended the covenants; accordingly, the Company was in compliance with all debt covenants as of and for the year ended December 31, 2001. While there can be no assurance, management believes the Company will comply with all debt covenants during 2002. Should the Company not comply with the covenants during 2002, additional significant actions will be required. These actions may include, among others, attempting to renegotiate its debt facilities, sales of assets, additional restructurings and reductions in capital expenditures.

Immediately after the merger and recapitalization transaction described in Note 1 of Notes to Consolidated Financial Statements, the Company became substantially leveraged which may adversely affect its operations.

This substantial leverage could have important consequences for the Company, including the following:

1. the ability to obtain additional financing for working capital, capital expenditures or other purposes may be impaired or may not be available on favorable terms;

2. a substantial portion of cash flows available from operations will be dedicated to the payment of principal and interest expense, which will reduce the funds that would otherwise be available for operations and future business opportunities;

3. a substantial decrease in net income and cash flows or an increase in expenses may make it difficult to meet debt service requirements or force the Company to modify operations; and

4. substantial leverage may make the Company more vulnerable to economic downturns and competitive pressure.

MARKET RISK

The Company is exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices. The Company manages its exposure to these market risks through its regular operating and financing activities, and, when deemed appropriate, through the use of derivatives. When utilized, derivatives are used as risk management tools and not for trading purposes. See Interest Rate Risk and Commodity Price Risk below for discussion of expectations as regards to future use of interest rate and commodity price derivatives.

Interest Rate Risk:

The Company manages its ratio of fixed to variable rate debt with the objective of achieving a mix that management believes is appropriate. Historically, the Company has, on occasion, entered into interest rate swap agreements to exchange fixed and variable interest rates based on agreed upon notional amounts and has entered into interest rate lock contracts to hedge the interest rate of an anticipated debt issue. At December 31, 2001, no significant derivative financial instruments were outstanding to hedge interest rate risk. A hypothetical immediate 10% increase in interest rates would decrease the fair value of the Company's fixed rate long-term debt outstanding at December 31, 2001, by $19.1 million. A hypothetical 10% increase in the interest rates on the Company's variable rate long-term debt for a duration of one year would increase interest expense by approximately $1.0 million in 2002.

Under its Credit Agreement, the Company was required to enter into hedge agreements within 180 days of the borrowing and maintain such hedge agreements in place until the second anniversary of the borrowing, such that at least 33% of the aggregate principal amount of the borrowings are subject to a fixed rate of interest. This requirement expired on August 19, 2001.

Foreign Currency Exchange Risk:

Approximately 31% of Oregon's sales and 51% of its operating costs and expenses were transacted in foreign currencies in 2001. As a result, fluctuations in exchange rates impact the amount of Oregon's reported sales and operating income. Historically, the Company's principal exposures have been related to local currency operating costs and expenses in Canada and local currency sales and expenses in Europe (principally France and Germany). During the past three years, the Company has not used derivatives to manage any significant foreign currency exchange risk and, at December 31, 2001, no foreign currency exchange derivatives were outstanding.

Commodity Price Risk:

The Company purchases certain raw materials for the manufacture of products. Some of these raw materials are subject to price volatility over periods of time. The Company has not hedged against the price change within its continuing operations segments with any derivative instruments.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria. SFAS 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. These items will not be amortized into results of operations, but instead would be reviewed for impairment and written down through charges to results of operations in the periods in which their recorded value of goodwill is more than their fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by the Company on January 1, 2002. The Company expects the adoption of these accounting standards to reduce annual continuing operations amortization of goodwill and intangibles by approximately $3.0 million commencing January 1, 2002.

The Company is in the process of preparing for its adoption of SFAS 142 and is making the determination as to what reporting units are and what amounts of goodwill, intangible assets, and other liabilities should be allocated to those reporting units. SFAS 142 requires that goodwill be tested annually for impairment, using a two-step process. The first step is to identify a potential impairment as of the beginning of the year. The Company expects to complete this first step of the goodwill impairment test within the SFAS 142 requirement of within six months of adoption. The second step of the goodwill impairment test measures the amount of the impairment loss and must be completed by the end of the Company's fiscal year. The Company has not determined what effect these impairment tests will have on the Company's earnings and financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," ("SFAS 143"). SFAS 143 requires that obligations associated with the retirement of tangible long-term assets are to be recorded as a liability when the obligations are incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not expect any material impact on the results of operations upon implementation of SFAS 143.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," ("SFAS 144"). This statement establishes a single accounting model for long-lived assets to be disposed of by sale based on the framework established by SFAS 121. The statement is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing this new standard.

RELATED PARTY TRANSACTIONS

As a result of the Merger and Recapitalization, Lehman Brothers Holdings, Inc., through its affiliates, owns approximately 85% of the Company's stock. By virtue of such ownership, Lehman Brothers Holdings, Inc. is able significantly to influence the business and affairs of the Company with respect to matters requiring stockholder approval. From time to time, Lehman Brothers Holdings, Inc. or its affiliates also receive customary fees for services to the Company in connection with other financings, divestitures, acquisitions, and certain other transactions, including in 2001 $10.1 million in underwriting fees to Lehman and CS First Boston of which ATK reimbursed $5.0 million in connection with the sale of the Sporting Equipment segment on December 7, 2001.

FORWARD LOOKING STATEMENTS

Forward looking statements in this report (including without limitation management's "Assumptions," "Beliefs," "Estimates," "Expectations" or "Projections" and variants of each), as defined by the Private Securities Litigation Reform Law of 1995, involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Management's Discussion and Analysis of Results of Operations and Financial Condition - Market Risk" on page 18.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders, Blount International, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) present fairly, in all material respects, the financial position of Blount International, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 14(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Atlanta, Georgia
January 28, 2002

MANAGEMENT RESPONSIBILITY

All information contained in the consolidated financial statements of Blount International, Inc. has been prepared by management, which is responsible for the accuracy and internal consistency of the information. Generally accepted accounting principles have been followed. Reasonable judgments and estimates have been made where necessary.

Management is responsible for establishing and maintaining a system of internal accounting controls designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The system of internal accounting controls is tested by the independent auditors to the extent deemed necessary in accordance with generally accepted auditing standards and through an internal audit program administered in conjunction with management. Management believes the system of internal controls has been effective during the Company's most recent fiscal year and that no matters have arisen which indicate a material weakness in the system. Management follows the policy of responding to the recommendations concerning the system of internal controls made by the independent auditors. Management implements those recommendations that it believes would improve the system of internal controls and be cost justified.

Three directors of the Company, not members of management, serve as the Audit Committee of the Board and are the principal means through which the Board discharges its financial reporting responsibility. The Audit Committee meets with management personnel and the Company's independent auditors each year to consider the results of external audits of the Company and to discuss internal accounting control, auditing and financial reporting matters. At these meetings, the Audit Committee also meets privately with the independent auditors of the Company to ensure free access by the independent auditors to the committee.

The Company's independent auditors, PricewaterhouseCoopers LLP, audited the financial statements prepared by the Company. Their opinion on these statements appears herein.

HAROLD E. LAYMAN
President and
Chief Executive Officer

RODNEY W. BLANKENSHIP
Senior Vice President
and Chief Financial Officer

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Blount International, Inc. and Subsidiaries

(Dollar amounts in millions, except per share data)	Twelve Months Ended December 31, 2001	2000	1999
Sales	$468.7	$513.9	$486.2
Cost of sales	312.3	339.8	329.0
Gross profit	156.4	174.1	157.2
Selling, general and administrative expenses	95.5	102.3	103.8
Merger expenses			76.1
Restructuring expenses	16.2		
Income (loss) from operations	44.7	71.8	(22.7)
Interest expense	(95.9)	(99.7)	(44.8)
Interest income	1.4	1.5	3.7
Other income (expense)	(0.7)	6.6	0.8
Loss from continuing operations before income taxes	(50.5)	(19.8)	(63.0)
Benefit for income taxes	(18.4)	(8.1)	(16.2)
Loss from continuing operations before extraordinary loss	(32.1)	(11.7)	(46.8)
Discontinued operations:			
Net income from operations, net of taxes of $2.3, $14.5 and $15.4	2.5	22.5	25.0
Loss on disposal, net of taxes of $16.2	(8.5)		
Income (loss) before extraordinary items	(38.1)	10.8	(21.8)
Extraordinary loss, net of taxes of $2.9	(5.5)		
Net income (loss)	$(43.6)	$ 10.8	$(21.8)
Basic earnings (loss) per share:			
Continuing operations	$(1.04)	$(0.38)	$(0.80)
Discontinued operations	(0.20)	0.73	0.43
Extraordinary loss	(0.18)		
Net income (loss)	$(1.42)	$ 0.35	$(0.37)
Diluted earnings (loss) per share:			
Continuing operations	$(1.04)	$(0.38)	$(0.80)
Discontinued operations	(0.20)	0.73	0.43
Extraordinary loss	(0.18)		
Net income (loss)	$(1.42)	$ 0.35	$(0.37)

The accompanying notes are an integral part of the audited financial statements.

CONSOLIDATED BALANCE SHEETS
Blount International, Inc. and Subsidiaries

(Dollar amounts in millions, except per share data)	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 47.6	$ 4.8
Accounts receivable, net of allowance for doubtful accounts of $3.5 and $3.8	57.3	149.0
Inventories	68.1	150.7
Deferred income taxes	22.9	23.8
Other current assets	8.2	7.1
Total current assets	204.1	335.4
Property, plant and equipment, net of accumulated depreciation of $185.2 and $250.7	96.2	177.4
Cost in excess of net assets of acquired businesses, net	76.9	128.3
Other assets	67.6	62.8
Total Assets	$ 444.8	$ 703.9
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Notes payable and current maturities of long-term debt	$ 8.5	$ 8.5
Accounts payable	19.7	44.0
Accrued expenses	93.2	91.1
Total current liabilities	121.4	143.6
Long-term debt, exclusive of current maturities	632.5	824.5
Deferred income taxes, exclusive of current portion	2.8	4.7
Other liabilities	38.0	43.3
Total liabilities	794.7	1,016.1
Commitments and Contingent Liabilities		
Stockholders' equity (deficit):		
Common stock: par value $.01 per share, 100,000,000 shares authorized, 30,795,882 outstanding	0.3	0.3
Capital in excess of par value of stock	424.3	417.3
Accumulated deficit	(780.6)	(737.1)
Accumulated other comprehensive income	6.1	7.3
Total stockholders' deficit	(349.9)	(312.2)
Total Liabilities and Stockholders' Equity (Deficit)	$ 444.8	$ 703.9

The accompanying notes are an integral part of the audited financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Blount International, Inc. and Subsidiaries

(Dollar amounts in millions)	Twelve Months Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (43.6)	$ 10.8	$ (21.8)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Income) loss from discontinued operations	6.0	(22.5)	(25.0)
Extraordinary loss	5.5		
Depreciation, amortization and other noncash charges	25.6	21.2	22.9
Deferred income taxes	(19.5)	(6.8)	(3.1)
Gain (loss) on disposals of property, plant and equipment	0.5	(5.9)	(0.5)
Changes in assets and liabilities, net of effects of businesses acquired and sold:			
(Increase) decrease in accounts receivable	21.8	30.3	(16.1)
(Increase) decrease in inventories	19.1	(16.0)	2.4
(Increase) decrease in other assets	9.7	8.2	(4.5)
Increase (decrease) in accounts payable	(5.4)	(6.7)	9.5
Increase (decrease) in accrued expenses	(2.7)	(3.6)	22.8
Increase (decrease) in other liabilities	1.0	(2.0)	(1.1)
Net cash provided by (used in) continuing operations	18.0	7.0	(14.5)
Net cash provided by discontinued operations	29.8	22.8	33.5
Net cash provided by operating activities	47.8	29.8	19.0
Cash flows from investing activities:			
Proceeds from sales of property, plant and equipment	2.7	17.1	0.8
Proceeds from sale of discontinued operations	202.6		
Purchases of property, plant and equipment	(11.5)	(20.6)	(9.7)
Acquisitions of businesses	(1.3)	(32.6)	(0.7)
Other			(3.3)
Net cash provided by (used in) continuing operations	192.5	(36.1)	(12.9)
Net cash used in discontinued operations	(3.4)	(15.6)	(8.4)
Net cash provided by (used in) investing activities	189.1	(51.7)	(21.3)
Cash flows from financing activities:			
Net increase in short-term borrowings		2.0	3.0
Issuance of long-term debt	13.0	18.1	696.9
Reduction of long-term debt	(211.2)	(3.5)	(74.6)
Capital contribution	7.0		
Decrease in restricted funds			3.5
Dividends paid			(7.8)
Redemption of common stock			(1,068.8)
Capital contribution			417.5
Other	(2.9)	(0.4)	(2.0)
Net cash provided by (used in) financing activities	(194.1)	16.2	(32.3)
Net increase (decrease) in cash and cash equivalents	42.8	(5.7)	(34.6)
Cash and cash equivalents at beginning of period	4.8	10.5	45.1
Cash and cash equivalents at end of period	$ 47.6	$ 4.8	$ 10.5

The accompanying notes are an integral part of the audited financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Blount International, Inc. and Subsidiaries

(Dollar amounts in millions, shares in thousands)	Common Stock			Capital In Excess of Par	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total
	Common	Class A	Class B					
Balance, December 31, 1998		$ 0.3	$ 0.1	$ 38.7	$ 348.9	$ 7.6	$ (41.0)	$ 354.6
Net income (loss)					(21.8)			(21.8)
Other comprehensive income, net:								
Foreign currency translation adjustment						(0.5)		(0.5)
Unrealized gains on securities						1.0		1.0
Minimum pension liability adjustment						0.5		0.5
Comprehensive income (loss)								(20.8)
Redemption of common stock, 48,475 shares of Class A and 22,776 shares of Class B		(0.3)	(0.1)		(1,068.4)			(1,068.8)
Capital Contributions (27,833 shares)	$ 0.2			417.3				417.5
Exchange of Class A for 2,963 shares of Common	0.1							0.1
Conversion of Class B to Class A (183 shares)								
Retire treasury stock (3,605 Class A)				(38.8)	(1.1)		39.9	
Dividends					(5.2)			(5.2)
Other - principally stock options exercised				0.1	(0.3)		1.1	0.9
Balance, December 31, 1999	0.3			417.3	(747.9)	8.6		(321.7)
Net income (loss)					10.8			10.8
Other comprehensive income, net:								
Foreign currency translation adjustment						(0.8)		(0.8)
Unrealized losses						(0.5)		(0.5)
Comprehensive income								9.5
Balance, December 31, 2000	0.3			417.3	(737.1)	7.3		(312.2)
Net income (loss)					(43.6)			(43.6)
Other comprehensive income, net:								
Foreign currency translation adjustment						(0.7)		(0.7)
Unrealized losses						(0.5)		(0.5)
Comprehensive income								(44.8)
Capital contribution				7.0				7.0
Balance, December 31, 2001	$ 0.3			$424.3	$ (780.6)	$ 6.1		$ 349.9

The accompanying notes are an integral part of the audited financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Blount International, Inc. and Subsidiaries

NOTE 1:
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation:
The consolidated financial statements include the accounts of Blount International, Inc. and its subsidiaries ("the Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Merger and Recapitalization:
On August 19, 1999, Blount International, Inc., a Delaware corporation, merged with Red Dog Acquisition, Corp., a Delaware corporation and a wholly-owned subsidiary of Lehman Brothers Merchant Banking Partners II L.P. ("Lehman"). The merger was completed pursuant to an Agreement and Plan of Merger and Recapitalization dated as of April 18, 1999. Lehman is a $2.0 billion institutional merchant banking fund focused on investments in established operating companies. This transaction was accounted for as a recapitalization under generally accepted accounting principles. Accordingly, the historical basis of the Company's assets and liabilities has not been impacted by the transaction.

As a result of the proration and stock election procedures related to the merger, approximately 1.5 million shares of Blount International's pre-merger outstanding common stock were retained by existing shareholders and exchanged, on a two-for-one basis, for 3.0 million shares of post-merger outstanding common stock. All share and per share information for periods prior to the merger have been restated to reflect the split. Lehman and certain members of Company management made a capital contribution of approximately $417.5 million and received approximately 27.8 million shares of post-merger outstanding common stock. Lehman controls approximately 85% of the 30.8 million shares outstanding following the merger.

The merger was financed by the equity contribution of $417.5 million, senior term loans of $400 million and senior subordinated notes of $325 million issued by Blount, Inc., a wholly-owned subsidiary of Blount International, Inc. The new credit facilities have an aggregate principal amount of $500.0 million, comprised of a $60.0 million Tranche A Term Loan (none of which was outstanding at December 31, 2001) and a $340.0 million Tranche B Term Loan ($146.2 million of which was outstanding at December 31, 2001), and a $100.0 million revolving credit facility (none of which was outstanding at December 31, 2001). See Note 3. The amounts available under the revolving credit facility were reduced to $75 million after an amendment to the credit agreement on December 7, 2001.

Basis of Presentation:
On December 7, 2001, the Company sold its Sporting Equipment Group ("SEG") to Alliant Techsystems, Inc. ("ATK"). SEG was comprised of the then wholly-owned subsidiaries of Federal Cartridge Company, Estate Cartridge, Inc., Simmons Outdoor Corporation, and Ammunition Accessories, Inc. The latter was formed on December 4, 2001 to facilitate the sale of SEG. The Company contributed certain assets and liabilities of SEG to Ammunition Accessories, Inc. in exchange for all the authorized stock of Ammunition Accessories Inc. The Company received approximately 3 million shares of ATK stock and $10,000 in cash for the sale of SEG. The Company has subsequently sold the ATK stock and received gross proceeds of $236.7 million. Net proceeds of approximately $170.5 million are anticipated after the payment of $10.1 million in underwriting fees to Lehman and CS First Boston of which ATK reimbursed $5.0 million and $36.1 million in other transaction related costs and income taxes and the establishment of $25.0 million escrow amount which is included in Other Assets as defined by the

Purchase Agreement between the Company and ATK. The results of operations for SEG have been reclassified to discontinued operations for 2001 and all prior years as presented in the consolidated statement of income (loss). The consolidated balance sheet for the year ended December 31, 2001 reflects the sale of SEG on December 7, 2001. The consolidated balance sheet for the year ended December 31, 2000 includes the net assets of SEG and is comprised of:

	December 31, 2000
Current assets	$133.7
Property, plant and equipment	74.7
Goodwill and other intangible assets	50.4
Other assets	1.2
Current liabilities	(42.6)
Other liabilities	(8.1)
Net assets of discontinued operations	$209.3

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, inventory obsolescence, long-lived assets, product warranty expenses, casualty insurance costs, product liability expenses, other legal proceedings, employee benefit plans, income taxes, discontinued operations and contingencies. It is reasonably possible that actual results could differ significantly from those estimates and significant changes to estimates could occur in the near term.

Cash and Cash Equivalents:
The Company considers all highly liquid temporary cash investments that are readily convertible to known amounts of cash and present minimal risk of changes in value because of changes in interest rates to be cash equivalents.

Inventories:
Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment:
These assets are stated at cost and are depreciated principally on the straight-line method over the estimated useful lives of the individual assets. The principal ranges of estimated useful lives for depreciation purposes are as follows: buildings and improvements - 5 years to 45 years; machinery and equipment - 3 years to 10 years; furniture, fixtures and office equipment - 3 years to 10 years; and transportation equipment - 3 years to 15 years. Gains or losses on disposal are reflected in income. Property, plant and equipment held under leases which are essentially installment purchases are capitalized with the related obligations stated at the principal portion of future lease payments. Depreciation charged to continuing operations costs and expenses was $14.4 million, $13.5 million, and $17.9 million in 2001, 2000, and 1999, respectively.

Interest cost incurred during the period of construction of plant and equipment is capitalized. No material amounts of interest were capitalized on plant and equipment during the three years ended December 31, 2001.

Cost in excess of net assets of acquired businesses:
The excess cost is amortized by the straight-line method over periods ranging

from 5 to 40 years. Accumulated amortization was $34.7 million and $42.3 million as of December 31, 2001 and 2000.

Impaired Assets:
The company reviews the carrying values of long-lived assets, identifiable intangibles, and goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss for an asset to be held and used is recognized when the fair value of the asset, generally based on discounted estimated future cash flows, is less than the carrying value of the asset. An impairment loss for assets to be disposed of is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset.

Insurance Accruals:
It is the Company's policy to retain a portion of expected losses related to general and product liability through retentions or deductibles under its insurance programs and for workers' compensation and vehicle liability losses. Provisions for losses expected under these programs are recorded based on estimates of the undiscounted aggregate liabilities for claims incurred.

Foreign Currency:
For foreign subsidiaries whose operations are principally conducted in U.S. dollars, monetary assets and liabilities are translated into U.S. dollars at the current exchange rate, while other assets (principally property, plant and equipment and inventories) and related costs and expenses are generally translated at historic exchange rates. Sales and other costs and expenses are translated at the average exchange rate for the period and the resulting foreign exchange adjustments are recognized in income. Assets and liabilities of the remaining foreign operations are translated into U.S. dollars at the current exchange rate and their statements of income are translated at the average exchange rate for the period. Gains and losses resulting from translation of the financial statements of these operations are reflected as "other comprehensive income" in stockholders' equity. The amount of income taxes allocated to this translation adjustment is not significant. Foreign exchange adjustments to pretax income were not material in 2001, 2000, and 1999.

Derivative Financial Instruments:
On January 1, 2001, the Company adopted SFAS 133, as amended by SFAS 138, "Accounting for Derivative Instruments and Hedging Activities." The adoption did not have a material impact on the results of operations. As of December 31, 2001, the Company did not have any material derivative contracts outstanding.

Deferred Financing Costs:
The Company capitalizes costs incurred in connection with borrowings or establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facility.

Revenue Recognition:
The Company's policy is to record sales when title is passed, which is generally when orders are shipped.

Shipping and Handling Costs:
The Company incurs expenses for the delivery of incoming goods and services and the shipment of goods to customers. These expenses are recognized in the period in which they occur and are classified as gross revenues if billed and cost of goods sold if incurred by the Company in the financial statements in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force's Issue (EITF) 00-10, "Accounting for Shipping and Handling Fees and Costs."

Sales Incentives:
The Company provides various sales incentives to customers in the form of coupons, rebates, discounts, free product, and advertising allowances. The cost of such expenses is recorded at the time of sale and revenue recognition and are recorded as a reduction to revenue in accordance with EITF 00-14, "Accounting for Certain Sales Incentives."

Advertising:
Advertising costs are expensed as incurred except for cooperative advertising which is accrued over the period the revenues are recognized and sales materials such as brochures and catalogs which are accounted for as prepaid supplies and expensed over the period used. Advertising costs from continuing operations were $7.0 million, $9.3 million, and $7.7 million for 2001, 2000, and 1999, respectively.

Research and Development:
Expenditures for research and development are expensed as incurred. These costs from continuing operations were $2.5 million, $4.9 million, and $3.0 million for 2001, 2000, and 1999, respectively.

Contributions:
During the first quarter of 1999, the Company donated art with a book value of $1.5 million and an appraised value of $4.7 million to The Blount Foundation, Inc., a charitable foundation. On an after-tax basis, this donation had no significant effect on net income.

Restructuring Expense:
During the first quarter of 2001, the Company incurred a restructuring expense of $16.2 million. The expense includes $0.6 million related to the closure of a manufacturing facility in Zebulon, North Carolina. The remaining $15.6 million in restructuring expense relates to the modification of certain employee benefit plans and a reduction in headcount and expenses principally at the corporate headquarters. As of December 31, 2001, the accrued restructuring reserve was $3.1 million.

NOTE 2:
INCOME TAXES

The provision (benefit) for income taxes attributable to income (loss) from continuing operations is as follows:

	Twelve Months Ended December 31,		
(Dollar amounts in millions)	2001	2000	1999
Current provision (benefit):			
Federal	$(24.7)	$ (8.8)	$(17.2)
State	(0.4)	1.0	1.1
Foreign	6.4	6.0	5.0
Deferred provision (benefit):			
Federal	1.3	(7.0)	(5.0)
State	(0.3)	(0.4)	(0.5)
Foreign	(0.7)	1.1	0.4
	$(18.4)	$ (8.1)	$(16.2)

A reconciliation of the provision (benefit) for income taxes to the amount computed by applying the statutory federal income tax rate to income (loss) before extraordinary loss and income taxes is as follows:

(Dollar amounts in millions)	Twelve Months Ended December 31, 2001	2000	1999
Income (loss) before income taxes:			
Domestic	$(68.8)	$(35.4)	$(72.3)
Foreign	18.3	15.6	9.3
	$(50.5)	$(19.8)	$(63.0)
	%	%	%
Statutory tax rate	(35.0)	(35.0)	(35.0)
Impact of earnings of foreign operations	(1.1)	2.1	3.0
State income taxes, net of federal tax benefit	0.1	1.0	0.1
Merger expenses			9.0
Contributions			(1.0)
Permanent differences	1.4	7.0	2.0
Other items, net	(1.8)	(16.0)	(3.8)
Effective income tax rate	(36.4)	(40.9)	(25.7)

All years reflect the allocation of substantially all corporate office expenses and interest expense to domestic operations.

As of December 31, 2001 and 2000, deferred income tax assets were $50.1 million and $48.2 million and deferred income tax liabilities were $30.7 million and $29.2 million. Deferred income tax assets (liabilities) applicable to temporary differences at December 31, 2001 and 2000, are as follows:

(Dollar amounts in millions)	2001	2000
Property, plant and equipment basis differences	$(16.3)	$(15.9)
Employee benefits	24.1	22.3
Other accrued expenses	20.4	22.9
Other - net	(8.8)	(10.3)
	$ 19.4	$ 19.0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the deferred tax assets at December 31, 2001 to be realized as a result of the reversal of existing taxable temporary differences.

Deferred income taxes of approximately $3.0 million have not been provided on undistributed earnings of foreign subsidiaries in the amount of $30.6 million as the earnings are considered to be permanently reinvested.

The Company has settled its issues with the Internal Revenue Service through the 1997 fiscal year with no material adverse effect. The periods from fiscal 1998 through 2001 are still open for review.

NOTE 3:
DEBT AND FINANCING AGREEMENTS

Long-term debt at December 31, 2001 and 2000, consists of the following:

(Dollar amounts in millions)	2001	2000
13% Senior subordinated notes, maturing on August 1, 2009	$325.0	$325.0
7% Senior notes (net of discount), maturing on June 15, 2005	149.2	149.0
Tranche B senior term loans, maturing at various dates through December 31, 2005, interest rate varies with LIBOR, prime or CD rate depending upon borrowing option selected	146.2	335.8
$75 million revolving credit agreement maturing August 19, 2004, interest rate varies with LIBOR, prime or CD rate depending upon borrowing option selected	0.0	18.1
12% Lehman Brothers preferred equivalent security	15.5	0.0
Lease purchase obligations, interest at varying rates, payable in installments to 2003	0.1	0.1
	636.0	828.0
Less current maturities	(3.5)	(3.5)
	$632.5	$824.5

Maturities of long-term debt and the principal and interest payments on long-term capital leases are as follows:

(Dollar amounts in millions)	Debt	Capital Leases Principal	Capital Leases Interest	Total Payments
2002	$ 3.4	$ 0.1		$ 3.5
2003	3.4			3.4
2004	3.4			3.4
2005	285.2			285.2
2006	0.0			0.0
2007 and beyond	340.5			340.5
	$635.9	$ 0.1	$ 0.0	$636.0

In June 1998, Blount, Inc., a wholly-owned subsidiary of Blount International, Inc., issued senior notes ("the 7% senior notes") with a stated interest rate of 7% in the principal amount of $150 million maturing on June 15, 2005. The senior notes are fully and unconditionally guaranteed by Blount International, Inc. Approximately $8.3 million, reflecting the price discount and the cost to extinguish an interest rate contract accounted for as a hedge of future interest on the debt, is being amortized to expense over the life of the senior notes. The senior notes are redeemable at a premium, in whole or in part, at the option of the Company at any time. The debt indenture contains restrictions on secured debt, sale and lease-back transactions, and the consolidation, merger and sale of assets.

In August 1999, Blount, Inc., a wholly-owned subsidiary of Blount International, Inc., issued senior subordinated notes (the "senior subordinated notes") with an interest rate of 13% in the principal amount of $325 million. The senior subordinated notes provide for a premium for the redemption of an aggregate of

35% of the senior subordinated notes until August 1, 2002, and for redemption at a premium of all or part of the senior subordinated notes after August 1, 2004, until August 1, 2007, when the senior subordinated notes are redeemable at par. In connection with the $325 million senior subordinated notes, the Company filed a registration statement on Form S-4 on July 15, 1999. Blount, Inc. also entered into new credit facilities with an aggregate principal amount of $500.0 million, comprised of a $60.0 million Tranche A Term Loan (which has been paid in full), a $340.0 million Tranche B Term Loan ($146.2 million outstanding at December 31, 2001), and a $100.0 million revolving credit facility. On December 7, 2001, the Company amended the credit agreement to incorporate the impact of the sale of SEG to ATK. The amendment addressed, among other things, the repayment of a portion of the outstanding debt with the net proceeds from the SEG sale, revisions to the consolidated leverage and interest coverage ratios, a reduction in the revolving credit facility to $75 million, and certain prepayment and amendment fees. The agreement also cures any event of default under the credit agreement that had been communicated to the lenders on October 30, 2001. At December 31, 2001, there was $146.2 million outstanding on Tranche B Term Loans.

The Tranche B Term Loan repayments as a result of the amendment are $850,000 each quarter until June 30, 2005, then increasing to $80.0 million on September 30, 2005, and a final payment of $54.3 million on December 31, 2005. The Tranche B borrowings can be repaid, in whole or in part, at anytime. The Company and all of the Company's domestic subsidiaries other than Blount, Inc. guarantee Blount, Inc.'s obligations under the debt issued to finance the merger and recapitalization of August 19, 1999. In addition, Blount, Inc. has pledged 65% of the stock of its non-domestic subsidiaries as further collateral. Blount, Inc.'s obligations and its domestic subsidiaries' guarantee obligations under the new credit facilities are collateralized by a first priority security interest in substantially all of their respective assets. The Company's guarantee obligations in respect of the new credit facilities are collateralized by a pledge of all of Blount, Inc.'s capital stock. The 7.0% senior notes share equally and ratably in certain of the collateral securing the new credit facilities. The Company was required to enter into hedge agreements within 180 days of the Tranche B borrowing and maintain such hedge agreements in place until the second anniversary of the Tranche B borrowing such that at least 33% of the aggregate principal amount of the Tranche B borrowing is subject to a fixed rate of interest. The Company had in place an interest rate cap at an immaterial cost to comply with this requirement.

In August 1999, the Company replaced its $150 million revolving credit agreement expiring April 1, 2002, with a new $100 million revolving credit agreement expiring on August 19, 2004. The amount available under the revolving credit agreement was reduced by amendment on December 7, 2001 to $75 million. At December 31, 2001, there were no amounts outstanding under the revolving credit agreement. The revolving credit agreement provides for interest rates to be determined at the time of borrowings based on a choice of formulas as specified in the agreement. The interest rates may vary based on LIBOR and base interest rates. The revolving credit agreement and the term loan facilities contain covenants relating to indebtedness, liens, mergers, consolidations, disposals of property, payment of dividends, capital expenditures, investments, optional payments and modifications of the agreements, transactions with affiliates, sales and leasebacks, changes in fiscal periods, negative pledges, subsidiary distributions, lines of business, hedge agreements, and activities of the Company and requires the Company to maintain certain leverage and interest coverage ratios. In January 2001, the Company amended the credit agreement in part to avoid a possible default under the leverage and interest coverage ratios of the credit facilities.

On March 2, 2001, in connection with the amendment, the Company's principal shareholder, an affiliate of Lehman Brothers Merchant Banking Partners II L.P., invested $20 million in the form of preferred equivalent securities with warrants to acquire 1,000,000 shares of Blount common stock (or approximately 3% of the Company) that are exercisable immediately at a price of $0.01 a share. The security can be converted into convertible preferred stock at the option of the holder as a result of the Company's stockholders passing an amendment to the Certificate of Incorporation authorizing the issuance of preferred stock. The Company recorded the fair value of the warrants of $7 million as a credit to additional paid-in capital and a debt discount to the $20 million security. The debt portion of this security at December 31, 2001 is $15.5 million and increased during 2001 through the accretion of the discount and the accrual of interest.

During 2001, the Company would not have been in compliance with certain of its debt covenants except for the fact that, in connection with the sale of SEG, the Company and its lenders amended the covenants; accordingly, the Company was in compliance with all debt covenants as of and for the year ended December 31, 2001. While there can be no assurance, management believes the Company will comply with all debt covenants during 2002. Should the Company not comply with the covenants during 2002, additional significant actions will be required. These actions may include, among others, attempting to renegotiate its debt facilities, sales of assets, additional restructurings and reductions in capital expenditures.

The weighted average interest rate on outstanding foreign short-term borrowings on December 31, 2001 and 2000 was 3.3% and 7.2%.

NOTE 4:
ACQUISITIONS AND DISPOSALS

The Company has accounted for acquisitions by the purchase method, and the net assets and results of operations of the acquired companies have been included in the Company's consolidated financial statements since the dates of acquisition. The excess of the purchase price over the fair value of the net assets acquired is being amortized on a straight-line basis over a period of between 5 and 40 years.

On September 26, 2000, the Company purchased the assets of Fabtek, Inc., a manufacturer of timber harvesting equipment. On October 16, 2000, the Company purchased the assets of Windsor Forestry Tools, Inc., a manufacturer of cutting chain and guide bars for chain saws and timber harvesting equipment, from Snap-on Incorporated. On October 20, 2000, the Company purchased all the outstanding stock of Estate Cartridge, Inc., a manufacturer of sporting shotshell ammunition. The aggregate purchase price of these acquisitions was $40.1 million and the combined sales and operating loss for the last twelve months prior to acquisition were $47.1 million and $0.6 million. The cost in excess of net assets acquired was $20.8 million and has been amortized over a period of 40 years. Assuming these transactions had occurred on January 1, 2000, the consolidated pro forma results for 2000 would not be materially different from the reported results.

On December 7, 2001, the Company sold its Sporting Equipment Group ("SEG") to Alliant Techsystems, Inc. ("ATK"). See Note 1 for transaction details.

NOTE 5:
CAPITAL STOCK, STOCK OPTIONS AND EARNINGS PER SHARE DATA

The Company has authorized 100 million shares of common stock.

The number of shares used in the denominators of the basic and diluted earnings (loss) per share computations were as follows (in thousands):

	Twelve Months Ended December 31,		
	2001	2000	1999
Shares for basic earnings (loss) per share computation - weighted average common shares outstanding	30,796	30,796	58,185
Dilutive effect of stock options			
Shares for diluted earnings (loss) per share computation	30,796	30,796	58,185

No adjustment was required to reported income amounts for inclusion in the numerators of the earnings (loss) per share computations.

Prior to the merger and recapitalization described in Note 1, the Company had granted options to purchase its Class A common stock to certain officers and key employees under four fixed stock option plans. Under these plans, options could be granted up to 13,500,000 shares. Each plan provided for the granting of options with an option price per share not less than the fair market value of one share of Class A common stock on the date of grant. The options granted were exercisable for a period of up to ten years under each plan and vested in installments over periods determined by the Compensation and Management Development Committee of the Board of Directors. Options to purchase 1,121,200 shares were granted during the first quarter of 1999 under the 1998 Blount Long-Term Executive Stock Option Plan. As a result of the merger described in Note 1, all outstanding options were canceled through payments associated with the merger to the holders of such options. During 1999 and 2000, the Company's Board of Directors adopted new stock option plans under which options, either incentive stock options or nonqualified stock options, to purchase the Company's common stock may be granted to employees, directors, and other persons who perform services for the Company. The number of shares which may be issued under these plans may not exceed 5,875,000 shares. The option price per share for incentive stock options may not be less than 100% of the average closing sale price for ten consecutive trading days ended on the trading day immediately prior to the date of grant. The option price for each grant of a nonqualified stock option shall be established on the date of grant and may be less than the fair market value of one share of common stock on the date of grant. In 1999, options were granted to purchase 2,301,320 shares at the price of $15 per share. In 2000, options were granted to purchase 120,000 shares at an average price of $11.52 per share. In 2001, options were granted to purchase 634,700 shares at an average price of $4.96 per share. As of December 31, 2001, 2000, and 1999, there were options for 3,733,500 shares, 3,603,680 shares, and 623,680 shares available for grant.

A summary of the status of the Company's fixed stock option plans as of December 31, 2001, 2000, and 1999, and changes during the periods ending on those dates is presented below:

	Twelve Months Ended December 31,					
	2001		2000		1999	
	Shares (in 000's)	Weighted-Average Exercise Price	Shares (in 000's)	Weighted-Average Exercise Price	Shares (in 000's)	Weighted-Average Exercise Price
Outstanding at beginning of period	2,271	$14.82	2,251	$15.00	7,288	$ 8.19
Granted	635	4.96	120	11.52	3,422	14.27
Exercised					(100)	8.81
Forfeited	(765)	13.67	(100)	15.00	(106)	13.15
Canceled					(8,253)	(8.78)
Outstanding at end of period	2,141	$12.30	2,271	$14.82	2,251	$15.00
Options exercisable at end of period	829		289		0	

Options outstanding at December 31, 2001, have an average exercise price of $12.30 per share, vest over periods to six years and have a remaining contractual life of approximately 8.1 years.

The Company applies APB Opinion 25 and related interpretations in accounting for fixed stock option plans. Accordingly, no compensation cost has been recognized. Had compensation cost been determined based on the estimated fair value at the grant dates for awards under the Company's plans, consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

(Dollar amounts in millions, except per share data)	Twelve Months Ended December 31, 2001	2000	1999
Net income (loss):			
As reported	$(43.6)	$ 10.8	$(21.8)
Pro forma	(44.3)	8.8	4.1
Earnings (loss) per share:			
As reported:			
Basic	(1.42)	0.35	(0.37)
Diluted	(1.42)	0.35	(0.37)
Pro forma:			
Basic	(1.44)	0.28	0.07
Diluted	(1.44)	0.28	0.07

For purposes of computing the pro forma amounts above, the Black-Scholes option-pricing model was used with the following weighted-average assumptions:

	Twelve Months Ended December 31,		
	2001	2000	1999
Estimated lives of plan options	5 years	6 years	6 years
Risk-free interest rates	4.8%	6.3%	5.8%
Expected volatility	37.0%	33.0%	30.0%
Dividend yield	0.0%	0.0%	0.5%

The weighted average estimated fair value of options granted during 2001, 2000, and 1999 was $2.01, $4.92, and $5.47, respectively.

On March 2, 2001, an affiliate of Lehman Brothers, Inc., the Company's principal shareholder, invested $20 million in the Company in the form of a mezzanine security with warrants to acquire 1,000,000 shares of Blount common stock that are exercisable immediately at $0.01 a share.

NOTE 6:
PENSION AND POSTRETIREMENT BENEFIT PLANS

The changes in the benefit obligations, changes in plan assets, and funded status of the Company's defined benefit pension plans and other postretirement medical and life benefit plans for the periods ended December 31, 2001 and 2000, were as follows:

FUNDED PLANS (Dollar amounts in millions)	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$(139.5)	$(127.6)	$ (3.1)	$ (1.9)
Service cost	(5.9)	(5.9)		
Interest cost	(10.1)	(9.9)	(0.2)	(0.2)
Plan participants' contributions			(0.1)	(0.2)
Actuarial gains (losses)	(6.1)	(0.7)	(0.9)	(1.3)
Benefits and plan expenses paid	5.3	4.6	0.4	0.5
Curtailment/settlement	50.5			
Benefit obligation at end of period	(105.8)	(139.5)	(3.9)	(3.1)
Change in Plan Assets:				
Fair value of plan assets at beginning of period	131.0	138.3	1.8	1.9
Actual return on plan assets	(14.7)	(3.9)	0.1	0.2
Company contributions	2.7	1.2		
Plan participants' contributions			0.1	0.2
Benefits and plan expenses paid	(5.3)	(4.6)		(0.5)
Settlements	(29.2)		(0.4)	
Fair value of plan assets at end of period	84.5	131.0	1.6	1.8
Funded status	(21.3)	(8.5)	(2.3)	(1.3)
Unrecognized actuarial (gains) losses	17.0	5.2	2.3	1.3
Unrecognized transition asset	(0.1)	(0.3)		
Unrecognized prior service cost	0.1	(0.3)		
Net amount recognized	$ (4.3)	$ (3.9)	$ 0.0	$ 0.0
Net amount recognized:				
Prepaid benefits	$ 3.2	$ 3.5		
Accrued benefits	(7.5)	(7.4)		
	$ (4.3)	$ (3.9)	$ 0.0	$ 0.0

OTHER PLANS (Dollar amounts in millions)	Pension Benefits 2001	Pension Benefits 2000	Other Postretirement Benefits 2001	Other Postretirement Benefits 2000
Change in Benefit Obligation:				
Benefit obligation at beginning of period	$(12.6)	$(13.5)	$(19.6)	$(15.8)
Service cost	(0.8)	(0.8)	(0.5)	(0.4)
Interest cost	(1.1)	(0.9)	(1.9)	(1.4)
Plan participants' contributions			(0.9)	(0.8)
Actuarial gains (losses)	(2.2)	1.5	(8.1)	(3.6)
Benefits and plan expenses paid	0.5	1.1	2.4	2.4
Curtailment/settlement	7.3		6.7	
Benefit obligation at end of period	(8.9)	(12.6)	(21.9)	(19.6)
Unrecognized actuarial (gains) losses	1.3	0.4	6.6	0.5
Unrecognized prior service cost	1.8	3.0	0.1	0.1
Net amount recognized	$ (5.8)	$ (9.2)	$(15.2)	$(19.0)
Net amount recognized:				
Accrued benefits	$ (7.0)	$(11.4)	$(15.2)	$(19.0)
Intangible asset	1.2	2.2		
	$ (5.8)	$ (9.2)	$(15.2)	$(19.0)

The accumulated pension benefit obligation of supplemental non-qualified defined benefit pension plans was $7.9 million and $10.5 million at December 31, 2001 and 2000, respectively. Two Rabbi Trusts, whose assets are not included in the table above, have been established to fund part of these non-qualified benefits.

These two Rabbi Trusts required the funding of certain executive benefits upon a change in control or threatened change in control such as the merger and recapitalization described in Note 1 of Notes to Consolidated Financial Statements. At December 31, 2001 and 2000, approximately $11.1 million and $21.5 million, respectively, were held in these trusts and is included in "Other assets" in the Consolidated Balance Sheet.

The curtailment and settlement amounts are the result of the sale of SEG to ATK. As defined in the Purchase Agreement, ATK will retain the obligation for all active employees of SEG as of December 7, 2001 and retired employees of the Federal Cartridge Company. The Company will retain the obligation for the remaining retired employees of SEG.

The components of net periodic benefit cost and the weighted average assumptions used in accounting for pension and other postretirement benefits follow:

	Pension Benefits			Other Postretirement Benefits		
	Twelve Months Ended December 31,			Twelve Months Ended December 31,		
(Dollar amounts in millions)	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost:						
Service cost	$ 6.7	$ 6.7	$ 7.5	$ 0.5	$ 0.4	$ 0.4
Interest cost	11.1	10.8	9.8	2.1	1.6	1.3
Expected return on plan assets	(11.6)	(12.3)	(10.8)	(0.1)	(0.1)	(0.1)
Amortization of actuarial (gains) losses	0.4	(0.2)	(0.2)	0.4	0.1	
Amortization of transition asset	(0.1)	(0.1)	(0.1)			
Amortization of prior service cost	1.0	1.0	1.0			
Curtailment/settlement (gain) loss	(0.1)					
	$ 7.4	$ 5.9	$ 7.2	$ 2.9	$ 2.0	$ 1.6
Weighted average assumptions:						
Discount rate	7.2%	7.4%	7.4%	7.2%	7.5%	7.5%
Expected return on plan assets	8.9%	8.9%	8.9%	9.0%	9.0%	9.0%
Rate of compensation increase	3.6%	4.0%	4.0%			

A 7.0% annual rate of increase in the cost of health care benefits was assumed for 2001; the rate was assumed to decrease 1.0% per year until 4.0% is reached. For 2002, a 13.0% increase in the cost of health care benefits will be assumed; the rate will decrease to 5.0% by 2007. A 1% change in assumed health care cost trend rates would have the following effects:

(Dollar amounts in millions)	1% Increase	1% Decrease
Effect on service and interest cost components	$ 0.2	$ (0.2)
Effect on other postretirement benefit obligations	2.3	(2.0)

The Company sponsors a defined contribution 401(k) plan and matches a portion of employee contributions. The expense for the match was $4.6 million, $4.7 million, and $4.9 million in 2001, 2000, and 1999.

NOTE 7:
COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space and equipment under operating leases expiring in 1 to 5 years. Most leases include renewal options and some contain purchase options and escalation clauses. Future minimum rental commitments required under operating leases having initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are as follows (in millions): 2002--$1.9; 2003--$1.6; 2004--$1.0; 2005--$0.8; 2006--$0.2; and 2007 and beyond--$0.1. Rentals charged to continuing operations costs and expenses under cancelable and noncancelable lease arrangements were $2.7 million, $2.3 million, and $2.3 million for 2001, 2000, and 1999, respectively.

Certain customers of the Company's Outdoor Products and Industrial and Power Equipment segments finance their purchases through third party finance companies. Under the terms of these financing arrangements, the Company may be required to repurchase certain equipment from the finance companies. The aggregate repurchase amount included in the agreements outstanding as of December 31, 2001 is $3.2 million. These arrangements have not had a material adverse effect on the Company's operating results in the past. The Company does not expect to incur any material charges related to these agreements in future periods, as any repurchased equipment will likely be resold. The Company also sold certain trade account receivables to a third party in 2001 with value of $0.2 million with minimal recourse (approximately 10% of value).

Under the provisions of Washington State environmental laws, the Washington State Department of Ecology ("WDOE") has notified the Company that it is one of many companies named as a Potentially Liable Party ("PLP") for the Pasco Sanitary Landfill site, Pasco, Washington ("the Site"). Although the clean-up costs are believed to be substantial, accurate estimates will not be available until the environmental studies have been completed at the Site. However, based upon the total documented volume of waste sent to the Site, the Company's waste volume compared to that total waste volume should result in the Company being classified as a "de minimis" PLP. In July 1992, the Company and thirty-eight other PLPs entered into an Administrative Agreed Order with WDOE to perform a Phase I Remedial Investigation at the Site. In October 1994, WDOE issued an administrative Unilateral Enforcement Order to all PLPs to complete a Phase II Remedial Investigation and Feasibility Study ("RI/FS") under the Scope of Work established by WDOE. Based on results of the RI/FS, WDOE has issued a new administrative Unilateral Enforcement Order to all PLPs to perform several years of cleanup action at the Site. The Company is unable to determine, at this time, the level of cleanup demands that may be ultimately placed on it. Management believes that, given the number of PLPs named with respect to the Site and their financial condition, the Company's potential response costs associated with the Site will not have a material adverse effect on consolidated financial condition or operating results.

On or about July 26, 2001, the Company's former Federal Cartridge Company subsidiary received notice from the Region 5 Office of the United States Environmental Protection Agency ("EPA") that it intended to file an administrative proceeding for civil penalties totaling $255,400 in connection with alleged violations of applicable statutes, rules, and regulations or permit conditions at Federal's Anoka, Minnesota, ammunition manufacturing site. These include the allegedly (i) unpermitted treatment of hazardous wastes, (ii) improper management of hazardous wastes, (iii) permit violations, and (iv) improper training of certain responsible personnel. Blount has retained the liability for this notice under the terms of the sale of SEG including Federal Cartridge to ATK.

The Company plans to correct certain cited activities and pay the fines associated with these activities. On November 6, 2001, the Company began discussions with EPA representatives in an effort to contest or mitigate other allegations and the corresponding fines. The Company is also discussing potential indemnification with a prior owner for certain portions of the activities cited. Until the Company has completed these discussions, it cannot be certain as to the final outcome of this matter; nonetheless, at the current time the Company does not believe payment of the civil penalties sought by the EPA and the costs to correct the alleged violations will have a materially adverse effect on its consolidated financial condition or operating results.

The Company is a defendant in a number of product liability lawsuits, some of which seek significant or unspecified damages, involving serious personal injuries for which there are retentions or deductible amounts under the

Company's insurance policies. In addition, the Company is a party to a number of other suits arising out of the conduct of its business. While there can be no assurance as to their ultimate outcome, management does not believe these lawsuits will have a material adverse effect on consolidated financial condition or operating results.

NOTE 8:
FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The Company has manufacturing or distribution operations in Brazil, Canada, Europe, Japan, Russia and the United States. The Company sells to customers in these locations, primarily in the United States, and other countries throughout the world (see Note 9). At December 31, 2001, approximately 59% of trade accounts receivable were from customers within the United States. Trade accounts receivable are principally from service and dealer groups, distributors, mass merchants, and chain saw and other original equipment manufacturers, and are normally not collateralized. The Company has an arrangement through a third-party financing company where Dixon and Industrial and Power Equipment customers can finance purchases of equipment with minimal recourse to the Company.

The estimated fair values of certain financial instruments at December 31, 2001 and 2000, are as follows:

	2001		2000	
(Dollar amounts in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and short-term investments	$ 47.6	$ 47.6	$ 4.8	$ 4.8
Other assets (restricted trust funds and notes receivable)	12.1	12.1	23.2	23.1
Notes payable and long-term debt (see Note 3)	641.0	443.3	(833.0)	(725.9)

The carrying amount of cash and short-term investments approximates fair value because of the short maturity of those instruments. The fair value of notes receivable is estimated based on the discounted value of estimated future cash flows. The fair value of restricted trust funds approximates the carrying amount for short-term instruments and is estimated by obtaining market quotes for longer term instruments. The fair value of long-term debt is estimated based on recent market transaction prices or on current rates available for debt with similar terms and maturities.

NOTE 9:
SEGMENT INFORMATION

The Company identifies operating segments based on management responsibility. The Company has two reportable segments: Outdoor Products and Industrial and Power Equipment. Outdoor Products produces or markets chain saw components (chain, bars and sprockets), lawn mowers and related products, and other outdoor care products. Industrial and Power Equipment produces timber harvesting and industrial loading equipment and power transmission and gear components.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are not significant.

Information on Segments:

(Dollar amounts in millions)	Twelve Months Ended December 31, 2001	2000	1999
Sales:			
Outdoor products	$348.1	$360.7	$327.6
Industrial and power equipment	120.6	153.2	158.6
	$468.7	$513.9	$486.2
Operating income (loss):			
Outdoor products	$ 70.3	$ 81.0	$ 71.8
Industrial and power equipment	(1.7)	1.1	(1.1)
Operating income from segments	68.6	82.1	70.7
Corporate office expenses	(7.7)	(10.3)	(17.3)
Merger expenses			(76.1)
Restructuring expenses	(16.2)		
Income (loss) from continuing operations	44.7	71.8	(22.7)
Interest expense	(95.9)	(99.7)	(44.8)
Interest income	1.4	1.5	3.7
Other income (expense), net	(0.7)	6.6	0.8
Loss from continuing operations before income taxes	$(50.5)	$(19.8)	$(63.0)
Identifiable assets:			
Outdoor products	$203.4	$224.7	$210.6
Industrial and power equipment	94.3	117.5	109.2
Corporate office/discontinued operations	147.1	361.7	368.9
	$444.8	$703.9	$688.7
Depreciation and amortization:			
Outdoor products	$ 12.4	$ 10.8	$ 13.9
Industrial and power equipment	4.5	4.1	4.9
Corporate office	6.7	6.3	4.1
	$ 23.6	$ 21.2	$ 22.9
Capital expenditures:			
Outdoor products	$ 10.5	$ 12.4	$ 9.3
Industrial and power equipment	1.0	2.3	1.3
Corporate office		5.9	0.1
	$ 11.5	$ 20.6	$ 10.7

Information on Sales By Significant Product Groups:

(Dollar amounts in millions)	Twelve Months Ended December 31, 2001	2000	1999
Chain saw components	$230.3	$230.8	$201.1
Timber harvesting and loading equipment	101.7	127.8	133.1
Lawn mowers and related products	78.8	89.6	87.2
All others, less than 5% each	57.9	65.7	64.8
	$468.7	$513.9	$486.2

Information on Geographic Areas:

(Dollar amounts in millions)	Twelve Months Ended December 31, 2001	2000	1999
Sales:			
United States	$280.8	$308.6	$306.5
Canada	18.8	22.0	24.1
Germany	20.1	21.5	19.0
France	15.0	18.3	15.6
Sweden	16.3	19.7	15.7
All others, less than 3% each	117.7	123.8	105.3
	$468.7	$513.9	$486.2
Long-Lived Assets:			
United States	$ 64.0	$148.7	$156.1
Canada	22.4	20.3	20.1
Brazil	4.1	3.9	3.7
Belgium	4.5	3.3	2.0
All others, less than 1% each	1.2	1.2	1.0
	$ 96.2	$177.4	$182.9

The geographic sales information is by country of destination. Long-lived assets exclude the cost in excess of net assets of acquired businesses. One customer accounted for more than 11% of consolidated sales in 2001 and no customer accounted for more than 10% in 2000 or 1999. In 2001, approximately 15% of sales by Outdoor Products were to one customer and 32% of Industrial and Power Equipment sales were to two customers. While the Company expects these business relationships to continue, the loss of any of these customers could affect the operations of the segments. Each of the Company's segments purchases certain important materials from a limited number of suppliers that meet quality criteria. Although alternative sources of supply are available, the sudden elimination of certain suppliers could result in manufacturing delays, a reduction in product quality and a possible loss of sales in the near term.

NOTE 10:
CONSOLIDATING FINANCIAL INFORMATION

The following consolidating financial information sets forth condensed consolidating statements of operations, and the balance sheets and cash flows of Blount International, Inc., Blount, Inc., the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries (in millions).

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

For The Twelve Months
Ended December 31, 2001

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS						
Sales		$ 301.5	$123.8	$160.2	$ (116.8)	$468.7
Cost of sales		205.8	97.6	124.3	(115.4)	312.3
Gross profit		95.7	26.2	35.9	(1.4)	156.4
Selling, general and administrative expenses	$ 0.7	54.4	20.6	19.8		95.5
Restructuring expenses		16.2				16.2
Income (loss) from operations	(0.7)	25.1	5.6	16.1	(1.4)	44.7
Interest expense	(31.6)	(93.0)	(0.8)	(0.4)	29.9	(95.9)
Interest income	0.1	30.4	0.2	0.6	(29.9)	1.4
Other income (expense), net		1.2	(1.3)	(0.6)		(0.7)
Income (loss) from continuing operations before income taxes	(32.2)	(36.3)	3.7	15.7	(1.4)	(50.5)
Provision (benefit) for income taxes	(11.7)	(14.5)	1.5	6.3		(18.4)
Income (loss) from continuing operations	(20.5)	(21.8)	2.2	9.4	(1.4)	(32.1)
Discontinued operations:						
Net income (loss) from operations		2.8	(0.3)			2.5
Income (loss) on disposal, net		(2.3)	(6.2)			(8.5)
Income (loss) before extraordinary items	(20.5)	(21.3)	(4.3)	9.4	(1.4)	(38.1)
Extraordinary loss		(5.5)				(5.5)
Income (loss) before earnings (losses) of affiliated companies	(20.5)	(26.8)	(4.3)	9.4	(1.4)	(43.6)
Equity in earnings (losses) of affiliated companies, net	(23.1)	3.7	(0.3)		19.7	
Net income	$(43.6)	$ (23.1)	$ (4.6)	$ 9.4	$ 18.3	$(43.6)

For The Twelve Months
Ended December 31, 2000

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS						
Sales		$ 328.8	$133.7	$190.2	$ (138.8)	$513.9
Cost of sales		252.6	94.5	131.8	(139.1)	339.8
Gross profit		76.2	39.2	58.4	0.3	174.1
Selling, general and administrative expenses	$ 0.9	42.6	19.8	39.0		102.3
Income (loss) from operations	(0.9)	33.6	19.4	19.4	0.3	71.8
Interest expense	(34.0)	(99.3)	(2.7)	(0.4)	36.7	(99.7)
Interest income	0.2	37.3	0.4	0.3	(36.7)	1.5
Other income (expense), net		8.5	(1.6)	(0.3)		6.6
Income (loss) before income taxes	(34.7)	(19.9)	15.5	19.0	0.3	(19.8)
Provision (benefit) for income taxes	(15.3)	(6.0)	6.1	7.1		(8.1)
Income (loss) from continuing operations	(19.4)	(13.9)	9.4	11.9	0.3	(11.7)
Discontinued operations:						
Net income (loss) from operations		8.9	13.6			22.5
Income (loss) before earnings (losses) of affiliated companies	(19.4)	(5.0)	23.0	11.9	0.3	10.8
Equity in earnings (losses) of affiliated companies, net	30.2	35.2	(0.3)		(65.1)	
Net income	$ 10.8	$ 30.2	$ 22.7	$ 11.9	$ (64.8)	$ 10.8

For The Twelve Months
Ended December 31, 1999

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF OPERATIONS						
Sales		$ 333.8	$124.1	$167.1	$ (138.8)	$486.2
Cost of sales		268.1	84.7	115.3	(139.1)	329.0
Gross profit		65.7	39.4	51.8	0.3	157.2
Selling, general and administrative expenses	$ 1.1	45.7	18.7	38.3		103.8
Merger expenses	69.6	6.5				76.1
Income (loss) from operations	(70.7)	13.5	20.7	13.5	0.3	(22.7)
Interest expense		(44.7)	(2.5)		2.4	(44.8)
Interest income	1.3	4.0	0.5	0.3	(2.4)	3.7
Other income (expense), net		3.3	(1.6)	(0.9)		0.8
Income (loss) before income taxes	(69.4)	(23.9)	17.1	12.9	0.3	(63.0)
Provision (benefit) for income taxes	(20.2)	(8.7)	6.5	6.2		(16.2)
Income (loss) from continuing operations	(49.2)	(15.2)	10.6	6.7	0.3	(46.8)
Discontinued operations:						
Net income (loss) from operations		9.7	15.3			25.0
Income (loss) before earnings (losses) of affiliated companies	(49.2)	(5.5)	25.9	6.7	0.3	(21.8)
Equity in earnings (losses) of affiliated companies, net	27.4	32.9	(0.1)		(60.2)	
Net income	$(21.8)	$ 27.4	$ 25.8	$ 6.7	$ (59.9)	$(21.8)

December 31, 2001

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
BALANCE SHEET						
ASSETS						
Current assets:						
Cash and cash equivalents		$ 43.9	$ (1.1)	$ 4.8		$ 47.6
Accounts receivable, net		26.3	14.7	16.3		57.3
Intercompany receivables		282.2	28.6	6.0	$ (316.8)	
Inventories		29.1	22.7	16.3		68.1
Deferred income taxes		22.9				22.9
Other current assets		6.5	0.4	1.3		8.2
Total current assets		410.9	65.3	44.7	(316.8)	204.1
Investments in affiliated companies	$(17.5)	186.9		0.2	(169.6)	
Property, plant and equipment, net		42.0	27.4	26.8		96.2
Cost in excess of net assets of acquired businesses, net		30.2	40.2	6.5		76.9
Intercompany notes receivable				5.0	(5.0)	
Other assets		64.0	0.5	3.1		67.6
Total Assets	$(17.5)	$ 734.0	$133.4	$ 86.3	$ (491.4)	$ 444.8
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current liabilities:						
Notes payable and current maturities of long-term debt		$ 3.4		$ 5.1		$ 8.5
Accounts payable	$ 0.1	10.3	$ 4.9	4.4		19.7
Intercompany payables	316.8				$ (316.8)	
Accrued expenses		78.5	5.9	8.8		93.2
Total current liabilities	316.9	92.2	10.8	18.3	(316.8)	121.4
Long-term debt, exclusive of current maturities	15.5	617.0				632.5
Intercompany notes payable		5.0			(5.0)	
Deferred income taxes, exclusive of current portion		0.9		1.9		2.8
Other liabilities		36.4	0.9	0.7		38.0
Total liabilities	332.4	751.5	11.7	20.9	(321.8)	794.7
Stockholders' equity (deficit)	(349.9)	(17.5)	121.7	65.4	(169.6)	(349.9)
Total Liabilities and Stockholders' Equity (Deficit)	$(17.5)	$ 734.0	$133.4	$ 86.3	$ (491.4)	$ 444.8

December 31, 2000

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
BALANCE SHEET						
ASSETS						
Current assets:						
Cash and cash equivalents		$ 1.9	$ (0.8)	$ 3.7		$ 4.8
Accounts receivable, net		56.0	77.0	16.0		149.0
Intercompany receivables		282.8	57.8	10.4	$ (351.0)	
Inventories		66.1	70.6	14.0		150.7
Deferred income taxes		23.8				23.8
Other current assets		5.7	0.5	0.9		7.1
Total current assets		436.3	205.1	45.0	(351.0)	335.4
Investments in affiliated companies	$ 38.9	385.7		0.3	(424.9)	
Property, plant and equipment, net		70.4	80.6	26.4		177.4
Cost in excess of net assets of acquired businesses, net		37.8	83.7	6.8		128.3
Intercompany notes receivable				5.1	(5.1)	
Other assets		58.0	1.3	3.5		62.8
Total Assets	$ 38.9	$ 988.2	$370.7	$ 87.1	$ (781.0)	$ 703.9
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current liabilities:						
Notes payable and current maturities of long-term debt		$ 3.4		$ 5.1		$ 8.5
Accounts payable	$ 0.1	18.0	$ 19.6	6.3		44.0
Intercompany payables	351.0				$ (351.0)	
Accrued expenses		58.6	23.5	9.0		91.1
Total current liabilities	351.1	80.0	43.1	20.4	(351.0)	143.6
Long-term debt, exclusive of current maturities		824.4		0.1		824.5
Intercompany notes payable		5.1			(5.1)	
Deferred income taxes, exclusive of current portion		2.7		2.0		4.7
Other liabilities		37.1	5.4	0.8		43.3
Total liabilities	351.1	949.3	48.5	23.3	(356.1)	1,016.1
Stockholders' equity (deficit)	(312.2)	38.9	322.2	63.8	(424.9)	(312.2)
Total Liabilities and Stockholders' Equity (Deficit)	$ 38.9	$ 988.2	$370.7	$ 87.1	$ (781.0)	$ 703.9

For The Twelve Months
Ended December 31, 2001

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS						
Net cash provided by (used in) continuing operations	$ 34.2	$ 27.7	$ 2.4	$ 9.2	$ (55.5)	$ 18.0
Net cash provided by discontinued operations		20.6	9.2			29.8
Net cash provided by (used in) operating activities	34.2	48.3	11.6	9.2	(55.5)	47.8
Cash flows from investing activities:						
Proceeds from sales of property, plant and equipment		2.6		0.1		2.7
Proceeds from sale of discontinued operations		54.0	148.6			202.6
Purchases of property, plant and equipment		(4.7)	(2.2)	(4.6)		(11.5)
Acquisitions of businesses		(1.3)				(1.3)
Net cash provided by (used in) continuing operations		50.6	146.4	(4.5)		192.5
Net cash used in discontinued operations		(2.3)	(1.1)			(3.4)
Net cash provided by (used in) investing activities		48.3	145.3	(4.5)		189.1
Cash flows from financing activities:						
Issuance of long-term debt	13.0					13.0
Reduction of long-term debt		(211.1)		(0.1)		(211.2)
Dividends paid		(52.1)		(3.4)	55.5	
Capital contributions	7.0	20.0			(20.0)	7.0
Advances from (to) affiliated companies	(54.2)	191.4	(157.2)		20.0	
Other		(2.9)				(2.9)
Net cash provided by (used in) financing activities	$ (34.2)	(54.7)	(157.2)	(3.5)	$ 55.5	(194.1)
Net increase (decrease) in cash and cash equivalents		41.9	(0.3)	1.2		42.8
Cash and cash equivalents at beginning of period		1.9	(0.8)	3.7		4.8
Cash and cash equivalents at end of period		$ 43.8	$ (1.1)	$ 4.9		$ 47.6

For The Twelve Months
Ended December 31, 2000

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS						
Net cash provided by (used in) continuing operations	$ 355.6	$ 2.7	$ 21.0	$ 7.9	$ (380.2)	$ 7.0
Net cash provided by (used in) discontinued operations		25.6	(2.8)			22.8
Net cash provided by (used in) operating activities	355.6	28.3	18.2	7.9	(380.2)	29.8
Cash flows from investing activities:						
Proceeds from sales of property, plant and equipment		15.5	1.5	0.1		17.1
Purchases of property, plant and equipment		(8.2)	(6.5)	(5.9)		(20.6)
Acquisitions of businesses		(32.6)				(32.6)
Net cash used in continuing operations		(25.3)	(5.0)	(5.8)		(36.1)
Net cash used in discontinued operations		(11.4)	(4.2)			(15.6)
Net cash used in investing activities		(36.7)	(9.2)	(5.8)		(51.7)
Cash flows from financing activities:						
Net increase (reduction) in short-term borrowings				2.0		2.0
Issuance of long-term debt		18.1				18.1
Reduction of long-term debt		(3.4)		(0.1)		(3.5)
Dividends paid		(375.0)		(5.2)	380.2	
Advances from (to) affiliated companies	(355.6)	365.7	(10.1)			
Other		(0.4)				(0.4)
Net cash provided by (used in) financing activities	$ (355.6)	5.0	(10.1)	(3.3)	$ 380.2	16.2
Net decrease in cash and cash equivalents		(3.4)	(1.1)	(1.2)		(5.7)
Cash and cash equivalents at beginning of period		5.3	0.3	4.9		10.5
Cash and cash equivalents at end of period		$ 1.9	$ (0.8)	$ 3.7		$ 4.8

For The Twelve Months
Ended December 31, 1999

	Blount International, Inc.	Blount, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
STATEMENT OF CASH FLOWS						
Net cash provided by (used in) continuing operations	$ (24.3)	$ 41.1	$ (5.0)	$ 2.9	$ (29.2)	$ (14.5)
Net cash provided by discontinued operations		11.8	21.7			33.5
Net cash provided by (used in) operations	(24.3)	52.9	16.7	2.9	(29.2)	19.0
Cash flows from investing activities:						
Proceeds from sales of property, plant and equipment		0.7	0.1			0.8
Purchases of property, plant and equipment		(3.8)	(2.4)	(3.5)		(9.7)
Acquisitions of businesses			(0.7)			(0.7)
Other		(3.3)				(3.3)
Net cash used in continuing operations		(6.4)	(3.0)	(3.5)		(12.9)
Net cash used in discontinued operations		(3.1)	(5.3)			(8.4)
Net cash used in investing activities		(9.5)	(8.3)	(3.5)		(21.3)
Cash flows from financing activities:						
Net increase (reduction) in short-term borrowings				3.0		3.0
Issuance of long-term debt		696.9				696.9
Reduction of long-term debt		(72.1)	(2.3)	(0.2)		(74.6)
Decrease in restricted funds		3.5				3.5
Dividends paid	(7.8)	(25.0)		(4.2)	29.2	(7.8)
Redemption of common stock	(1,068.8)					(1,068.8)
Capital contribution	417.5					417.5
Advances from (to) affiliated companies	682.4	(678.1)	(4.3)			
Other	1.0	(3.0)				(2.0)
Net cash provided by (used in) financing activities	$ 24.3	(77.8)	(6.6)	(1.4)	$ 29.2	(32.3)
Net increase (decrease) in cash and cash equivalents		(34.4)	1.8	(2.0)		(34.6)
Cash and cash equivalents at beginning of period		39.7	(1.5)	6.9		45.1
Cash and cash equivalents at end of period		$ 5.3	$ 0.3	$ 4.9		$ 10.5

NOTE 11:
OTHER INFORMATION

At December 31, 2001 and 2000, the following balance sheet captions are comprised of the items specified below:

(Dollar amounts in millions)	2001	2000
Accounts receivable:		
Trade accounts	$ 58.3	$ 148.1
Other	2.5	4.7
Allowance for doubtful accounts	(3.5)	(3.8)
	$ 57.3	$ 149.0
Inventories:		
Finished goods	$ 32.1	$ 81.1
Work in process	9.8	27.3
Raw materials and supplies	26.2	42.3
	$ 68.1	$ 150.7
Property, plant and equipment:		
Land	$ 5.6	$ 13.2
Buildings and improvements	75.7	115.0
Machinery and equipment	169.4	255.8
Furniture, fixtures and office equipment	20.7	26.8
Transportation equipment	4.8	8.5
Construction in progress	5.2	8.8
Accumulated depreciation	(185.2)	(250.7)
	$ 96.2	$ 177.4
Other Assets:		
Deferred financing costs	$ 23.9	$ 31.0
Rabbi trusts (see Note 6)	11.1	21.5
Other	32.6	10.3
	$ 67.6	$ 62.8
Accrued expenses:		
Salaries, wages and related withholdings	$ 21.8	$ 24.2
Employee benefits	6.7	13.8
Casualty insurance costs	5.6	6.9
Accrued interest	22.5	24.9
Other	36.6	21.3
	$ 93.2	$ 91.1
Other liabilities:		
Employee benefits	$ 33.5	$ 41.3
Casualty insurance costs	2.1	1.2
Other	2.4	0.8
	$ 38.0	$ 43.3

Supplemental cash flow information is as follows:

(Dollar amounts in millions)	Twelve Months Ended December 31, 2001	2000	1999
Interest paid	$ 92.5	$ 90.8	$ 52.5
Income taxes paid	(1.3)	6.5	14.0
Noncash investing and financing activities:			
Capital lease obligations incurred			0.2
Fair value of assets acquired		46.1	
Cash paid		(40.4)	
Liabilities assumed and incurred		5.7	

SUPPLEMENTARY DATA
QUARTERLY RESULTS OF OPERATIONS
(unaudited)

The following tables set forth a summary of the unaudited quarterly results of operations for the twelve-month periods ended December 31, 2001 and 2000.

(Dollar amounts in millions, except per share data)	1st Quarter Ended March 31, 2001	2nd Quarter Ended June 30, 2001	3rd Quarter Ended September 30, 2001	4th Quarter Ended December 31, 2001	Total
2001					
Sales	$119.1	$117.1	$113.6	$119.0	$468.7
Gross profit	40.2	37.9	38.3	40.0	156.4
Net loss	(13.8)	(4.8)	(6.2)	(18.9)	(43.6)
Earnings (loss) per share:					
Basic	(.45)	(.15)	(.20)	(.61)	(1.42)
Diluted	(.45)	(.15)	(.20)	(.61)	(1.42)

The first quarter includes after-tax restructuring expense of $10.3 million ($.33 per share). The fourth quarter includes the loss on the sale of the Sporting Equipment Group of $8.5 million ($.28 per share) and a $5.5 million extraordinary loss ($.18 per share) associated with the early payment of debt.

(Dollar amounts in millions, except per share data)	1st Quarter Ended March 31, 2000	2nd Quarter Ended June 30, 2000	3rd Quarter Ended September 30, 2000	4th Quarter Ended December 31, 2000	Total
2000					
Sales	$135.9	$129.6	$128.7	$119.7	$513.9
Gross profit	46.0	44.3	45.1	38.7	174.1
Net income (loss)	1.4	7.0	3.3	(0.8)	10.8
Earnings (loss) per share:					
Basic	.05	.23	.11	(.03)	.35
Diluted	.05	.23	.11	(.03)	.35

The second quarter of 2000 includes the after-tax gain of $2.9 million ($.09 per share) from the sale of the Company aircraft.

ITEM 9. DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS OF THE REGISTRANT

See the "Election of Directors," "Executive Officers," and "Filing Disclosure" sections of the proxy statement for the April 16, 2002 Annual Meeting of Stockholders of Blount International, Inc., which sections are incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

See the "Executive Compensation," "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," and "Employment Contracts, Termination of Employment and Change in Control Arrangements" sections of the proxy statement for the April 16, 2002 Annual Meeting of Stockholders of Blount International, Inc., which sections are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See the "Principal Stockholders" section of the proxy statement for the April 16, 2002 Annual Meeting of Stockholders of Blount International, Inc., which section is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See the "Certain Transactions and Other Matters" section of the proxy statement for the April 16, 2002 Annual Meeting of Stockholders of Blount International, Inc., which section is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

All other schedules have been omitted because they are not required or because the information is presented in the Notes to Consolidated Financial Statements.

(b) Reports on Form 8-K in the Fourth Quarter

Press Release - Filed October 26, 2001
Press Release - Filed November 13, 2001
Disposition of Assets - Filed December 21, 2001

(c) Exhibits required by Item 601 of Regulation S-K:

* 2(a) Plan and Agreement of Merger among Blount International, Inc., HBC Transaction Subsidiary, Inc. and Blount, Inc., dated August 17, 1995 filed as part of Registration Statement on Form S-4 (Reg. No. 33-63141) of Blount International, Inc., including amendments and exhibits, which became effective on October 4, 1995 (Commission File No. 33-63141).

* 2(b) Stock Purchase Agreement, dated November 4, 1997, by and among Blount, Inc., Hoffman Enclosures, Inc., Pentair, Inc. and Federal-Hoffman, Inc. which was filed as Exhibit No. 2 to the Form 8-K filed by Blount International, Inc. on November 19, 1997 (Commission File No. 001-11549).

* 2(c) Agreement and Plan of Merger and Recapitalization, dated as of April 18, 1999, between Blount International, Inc. and Red Dog Acquisition, Corp. (included as Appendix A to the Proxy Statement-Prospectus which forms a part of the Registration Statement) previously filed on July 15, 1999, by Blount International, Inc.(Reg. No. 333-82973).

* 3(c) Post-Merger Restated Certificate of Incorporation of Blount International, Inc. (included as Exhibit A to the Agreement and Plan of Merger and Recapitalization which is Exhibit 2.1) filed as part of the Proxy Statement-Prospectus which forms a part of the Registration Statement on Form S-4 (Reg. No. 333-82973) previously filed on July 15, 1999, by Blount International, Inc.

* 3(d) Post-Merger Bylaws of Blount International, Inc. (included as Exhibit B to the Agreement and Plan of Merger and Recapitalization which is Exhibit 2.1) filed as part of the Proxy Statement-Prospectus which forms a part of the Registration Statement on Form S-4 (Reg. No. 333-82973).

* 4(a) Registration Rights and Stock Transfer Restriction agreement filed as part of Registration Statement on Form S-4 (Reg. No. 33-63141) of Blount International, Inc., including amendments and exhibits, which became effective on October 4, 1995 (Commission File No. 33-63141).

* 4(b) Registration Statement on Form S-3 (Reg. Nos. 333-42481 and 333-42481-01), with respect to the 7% $150 million Senior Notes due 2005 of Blount, Inc. which are guaranteed by Blount International, Inc., including amendments and exhibits, which became effective on June 17, 1998.

* 4(c) Form of stock certificate of New Blount common stock filed as part of the Proxy Statement-Prospectus which forms a part of the previously filed on July 15, 1999, by Blount International, Inc. Registration Statement on Form S-4 (Reg. No. 333-82973).

* 4(d) $500,000,000 Credit Agreement dated as of August 19, 1999 among Blount International, Inc., Blount, Inc., as Borrower, and the Several Lenders from time to time Parties Hereto which was filed as Exhibit 4 to the report on Form 10-Q for the third quarter ended September 30, 1999.

* 4(e) Indenture between Blount, Inc., as Issuer, Blount International, Inc., BI Holdings Corp., Benjamin F. Shaw Company, BI, L.L.C., Blount Development Corp., Omark Properties, Inc., 4520 Corp., Inc., Gear Products, Inc., Dixon Industries, Inc., Frederick Manufacturing Corporation, Federal Cartridge Company, Simmons Outdoor Corporation, Mocenplaza Development Corp., and CTR Manufacturing, Inc., as Guarantors, and United States Trust Company of New York, dated as of August 19, 1999, (including exhibits) which was filed as Exhibit 4.1 to the report on Form 10-Q for the third quarter ended September 30, 1999.

* 4(f) Registration Right Agreement by and among Blount, Inc., Blount International, Inc., BI Holdings Corp., Benjamin F. Shaw Company, BI, L.L.C., Blount Development Corp., Omark Properties, Inc., Gear Products, Inc., Dixon Industries, Inc., Frederick Manufacturing Corporation, Federal Cartridge Company, Simmons Outdoor Corporation, Mocenplaza Development Corp., CTR Manufacturing, Inc., and Lehman Brothers, Inc., dated as of August 19, 1999, which was filed as Exhibit 4.2 to the report on Form 10-Q for the third quarter ended September 30, 1999.

* 4(g) Registration Statement on Form S-4 (Reg. No. 333-92481) with respect to the 13% $325 million Senior Subordinated Notes of Blount, Inc. guaranteed by Blount International, Inc., including amendments and exhibits, which became effective on January 19, 2000.

* 4(h) Amendment to $500,000,000 Credit Agreement dated as of January 31, 2001 as filed on Form 8-K on February 8, 2001.

* 4(i) Purchase Agreement between Blount International, Inc. and an affiliate of Lehman Brothers Merchant Banking Partners II, L.P. for sale of $20,000,000 of a convertible preferred equivalent security, together with warrants for common stock, as filed on Form 8-K on March 13, 2001.

** 4(j) Amendment to $500,000,000 Credit Agreement dated as of December 3, 2001.

* 9(a) Stockholder Agreement, dated as of April 18, 1999, between Red Dog Acquisition, Corp., a Delaware corporation and a wholly-owned subsidiary of Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership, and The Blount Holding Company, L.P., a Delaware limited partnership which was filed as Exhibit 9 to the Form 8-K/A filed April 20, 1999.

*10(a) Form of Indemnification Agreement between Blount International, Inc. and The Blount Holding Company, L.P. filed as part of Registration Statement on Form S-4 (Reg. No. 33-63141) of Blount International, Inc., including amendments and exhibits, which became effective on October 4, 1995 (Commission File No. 33-63141).

*10(b) Supplemental Retirement and Disability Plan of Blount, Inc. which was filed as Exhibit 10(e) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 29, 1992 (Commission File No. 1-7002).

*10(c) Written description of the Management Incentive Plan of Blount, Inc. which was included within the Proxy Statement of Blount, Inc. for the Annual Meeting of Stockholders held June 27, 1994 (Commission File No. 1-7002).

*10(d) Supplemental Retirement Savings Plan of Blount, Inc. which was filed as Exhibit 10(i) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 29, 1992 (Commission File No. 1-7002).

*10(e) Supplemental Executive Retirement Plan between Blount, Inc. and John M. Panettiere which was filed as Exhibit 10(t) to the Annual Report of Blount, Inc. on Form 10-K for the fiscal year ended February 28, 1993 (Commission File No. 1-7002).

*10(f) Executive Management Target Incentive Plan of Blount, Inc. which was filed as Exhibit B to the Proxy Statement of Blount, Inc. for the Annual Meeting of Stockholders held June 27, 1994 (Commission File No. 1-7002).

*10(g) Blount, Inc. Executive Benefit Plans Trust Agreement and Amendment to and Assumption of Blount, Inc. Executive Benefit Plans Trust which were filed as Exhibits 10(x)(i) and 10(x)(ii) to the Annual Report of Blount International, Inc. on Form 10-K for the fiscal year ended February 29, 1996 (Commission File No. 001-11549).

*10(h) Blount, Inc. Benefits Protection Trust Agreement and Amendment To and Assumption of Blount, Inc. Benefits Protection Trust which were filed as Exhibits 10(y)(i) and 10(y)(ii) to the Annual Report of Blount International, Inc. on Form 10-K for the fiscal year ended February 29, 1996 (Commission File No. 001-11549).

*10(i) 1998 Blount Long-Term Executive Stock Option Plan of Blount International, Inc. filed as part of Registration Statement on Form S-8 (Reg. No. 333-56701), including exhibits, which became effective on June 12, 1998.

*10(j) Supplemental Executive Retirement Plan between Blount, Inc. and Gerald W. Bersett which was filed as Exhibit 10(z) to the Annual Report of Blount International, Inc. on Form 10-K for the year ended December 31, 1998 (Commission File No. 001-11549).

*10(k) The Blount Deferred Compensation Plan which was filed as Exhibit 10(cc) to the Annual Report of Blount International, Inc. on Form 10-K for the year ended December 31, 1998 (Commission File No. 001-11549).

*10(l) Employment Agreement, dated as of April 18, 1999, between Blount International, Inc. and John M. Panettiere filed as part of Registration Statement on Form S-4 (Reg. No.333-92481) of Blount International, Inc., including amendments and exhibits, which became effective January 19, 2000.

*10(m) Employment Agreement, dated as of April 18, 1999, between Blount International, Inc. and Gerald W. Bersett filed as part of Registration Statement on Form S-4 (Reg. No.333-92481) of Blount International, Inc., including amendments and exhibits, which became effective January 19, 2000.

*10(n) Employment Agreement, dated as of April 18, 1999, between Blount International, Inc. and James S. Osterman filed as part of Registration Statement on Form S-4 (Reg. No.333-92481) of Blount International, Inc., including amendments and exhibits, which became effective January 19, 2000.

*10(o) Employment Agreement, dated as of April 18, 1999, between Blount International, Inc. and Richard H. Irving filed as part of Registration Statement on Form S-4 (Reg. No.333-92481) of Blount International, Inc., including amendments and exhibits, which became effective January 19, 2000.

*10(p) Employment Agreement, dated as of April 18, 1999, between Blount International, Inc. and Harold E. Layman filed as part of Registration Statement on Form S-4 (Reg. No.333-92481) of Blount International, Inc., including amendments and exhibits, which became effective January 19, 2000.

*10(q) Employee Stockholder Agreement dated as of August 19, 1999, among Blount International, Inc., Lehman Brothers Merchant Banking Partners II L.P. and Certain Employee Stockholders.

*10(r) Amendment to Harold E. Layman Employment Agreement dated February 3, 2000, as filed as Exhibit 10(t) to the Report on Form 10-Q for the second quarter ended June 30, 2000.

**10(s) Employment Agreement, effective as of August 15, 2000, between Blount International, Inc. and Dennis E. Eagan.

*10(t) Amendment to Employment Agreement between Blount International, Inc. and James S. Osterman dated February 2, 2001 filed as Exhibit 10(u) to the report on Form 10-Q for the quarter ended March 31, 2001.

**10(u) Supplemental Executive Retirement Plan between Blount, Inc. and Richard H. Irving, III.

21. A list of the significant subsidiaries of Blount International, Inc.. included herein on page 62.

23. Consent of Independent Accountants included herein on page 63.

* Incorporated by reference.

** Filed electronically herewith. Copies of such exhibits may be obtained upon written request from:

Blount International, Inc.
P. O. Box 949
Montgomery, AL 36101-0949

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOUNT INTERNATIONAL, INC.

By: /s/ Rodney W. Blankenship
Rodney W. Blankenship
Senior Vice President
and Chief Financial Officer

Dated: March 11, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report is signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: March 11, 2002

/s/ Eliot M. Fried
Eliot M. Fried
Chairman of the Board and Director

/s/ Harold E. Layman
Harold E. Layman
President and Chief Executive Officer
and Director

/s/ Calvin E. Jenness
Calvin E. Jenness
Vice President - Controller/Treasurer
(Chief Accounting Officer)

/s/ William A. Shutzer
William A. Shutzer
Director

/s/ E. Daniel James
E. Daniel James
Director

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES
SCHEDULE II
CONSOLIDATED SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

(Dollar amounts in millions)

Column A	Column B	Column C	Column D (1)	Column E
		Additions		
Description	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2001				
Allowance for doubtful accounts receivable	$ 3.8	$ 1.3	$ 1.6	$ 3.5
Year ended December 31, 2000				
Allowance for doubtful accounts receivable	$ 4.2	$ 0.8	$ 1.2	$ 3.8
Year ended December 31, 1999				
Allowance for doubtful accounts receivable	$ 3.9	$ 1.5	$ 1.2	$ 4.2

(1) Principally amounts written-off less recoveries of amounts previously written-off.

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

At December 31, 2001, consolidated, directly or indirectly, wholly-owned subsidiaries of Blount International, Inc. were as follows:

NAME OF SUBSIDIARY	PLACE OF INCORPORATION
Blount, Inc.	Delaware
Blount Holdings, Ltd.	Canada
Blount Canada, Ltd.	Canada
Dixon Industries, Inc.	Kansas
Gear Products, Inc.	Oklahoma
Frederick Manufacturing Corporation	Delaware

The names of particular subsidiaries have been omitted because when considered in the aggregate or as a single subsidiary they would not constitute a "Significant Subsidiary" as of December 31, 2001.

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Blount International, Inc. on Form S-4 (File No. 333-92481) of our report dated January 28, 2002, on our audits of the consolidated financial statements and financial statement schedules of Blount International, Inc. and subsidiaries as of December 31, 2001 and 2000, and for the three years ended December 31, 2001, which report is included in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
January 28, 2002

BLOUNT

DIRECTORS AND OFFICERS



BOARD OF DIRECTORS

Eliot M. Fried
Chairman of the Board
Consultant
Abner, Herrman & Brock Inc.
New York, New York

E. Daniel James
Managing Director
Lehman Brothers, Inc.
New York, New York

Harold E. Layman
President and
Chief Executive Officer
Blount International, Inc.
Montgomery, Alabama

William A. Shutzer
Managing Director
Lehman Brothers, Inc.
New York, New York

CORPORATE OFFICERS

Harold E. Layman
President and
Chief Executive Officer
Elected in 2001
Joined the Company in 1993

Rodney W. Blankenship
Senior Vice President and
Chief Financial Officer
Elected in 2000
Joined the Company in 1972

Richard H. Irving, III
Senior Vice President and
General Counsel
Elected in 1995
Secretary, Elected in 1999
Joined the Company in 1995

CORPORATE OFFICERS (Continued)

Calvin E. Jenness
Vice President and
Corporate Controller
Elected in 2000
Treasurer
Elected in 2001
Joined the Company in 2000

OPERATIONS PRESIDENTS

James S. Osterman
President, Outdoor Products
Group
Elected in 1997
Joined the Company in 1959

Dennis E. Eagan
President, Industrial and Power
Equipment Group
Elected in 2000
Joined the Company in 2000

Thomas L. Brenton
President, Gear Products, Inc.
Elected in 2001
Joined the Company in 2001

Kenneth R. Day
President, Frederick
Manufacturing Corporation
Elected in 1998
Joined the Company in 1988

John P. Mowder
President, Dixon Industries, Inc.
Elected in 1996
Joined the Company in 1976

CORPORATE INFORMATION

BLOUNT INTERNATIONAL, INC. AND SUBSIDIARIES

[illegible] - Shareholders with questions about their stock holdings are invited to call 1-800-730-4001 between 8 a.m. and 7 p.m. Eastern Time, Monday through Friday. Internet Account Access is available at http://www.equiserve.com. Inquiries for general information about Blount International, Inc., including dividend information, stock records, or address changes, should be directed to Richard H. Irving, III , Senior Vice President, General Counsel and Secretary at the corporate office.

Security analysts, portfolio managers, and others seeking financial information, should contact Rodney Blankenship, Senior Vice President, Chief Financial Officer, at the corporate office. Also, please see Blount's web site at http://www.blount.com.

[illegible] - The Company's fiscal year end is December 31st.

[illegible] OF STOCKHOLDERS - The 2002 Annual Meeting will be held at 10:30 a.m. PDT on Tuesday, April 16, 2002 at Oregon Cutting Systems, Dogwood Room, 4909 S.E. International Way, Portland, Oregon 97222. A Proxy Statement and Notice of Annual Meeting is being mailed to shareholders of record as of February 15, 2002.

[illegible] INTERNATIONAL, INC. COMMON STOCK - The common stock is traded on the New York Stock Exchange under the ticker symbol "BLT". Blount International, Inc., is incorporated under the laws of the state of Delaware.

[illegible] - The following are trademarks of the Company: Oregon, Windsor, ICS, Power Match, Vanguard, INTENZ, Dixon, ZTR, Prentice, Hydro-Ax, CTR, TelStik, and Silver Streak. Some forms of "Windsor" are used under license from affilates of Snap-On Incorporated.

[illegible] TRANSFER AGENT -
Fleet National Bank, c/o EquiServe, P.O. Box 43010, Providence, RI. 02940-3010

[illegible] ACCOUNTANTS - PricewaterhouseCoopers LLP, Atlanta, GA. 30309

[illegible] LOOKING STATEMENTS - Forward looking statements in this report, as defined by the Private Securities Litigation Reform Law of 1995, involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report.

BLOUNT INTERNATIONAL, INC.

Corporate Offices
4520 Executive Park Drive
Montgomery, Alabama 36116-1602
Telephone: 334-244-4000
www.blount.com

1180-AR-02